FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Unaudited Consolidated Financial Statements as of June 30, 2006

2.	Unaudited Consolidated Financial Statements as of September 30, 2006

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2006

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of June 30, 2006 and December 31, 2005 and for the six-month periods ended June 30, 2006 and 2005

$ : Argentine peso

US$ : US dollar

$3.086 = US$1 as of June 30, 2006

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005

(In millions of Argentine pesos - see Note 3.c)

	As of June 30, 2006 (unaudited)	As of December 31, 2005
ASSETS
Current Assets
Cash and banks	$21	$46
Investments, net	540	604
Accounts receivable, net	710	705
Other receivables	114	86
Inventories, net	109	104
Other assets, net	15	5

Total current assets	1,509	1,550

Non-Current Assets
Other receivables, net	372	269
Investments	2	2
Fixed assets, net	5,718	5,959
Intangible assets, net	760	764
Other assets, net	19	21

Total non-current assets	6,871	7,015

TOTAL ASSETS	$8,380	$8,565

LIABILITIES
Current Liabilities
Accounts payable	$1,056	$834
Debt	1,072	905
Salaries and social security payable	104	104
Taxes payable	205	224
Other liabilities	32	31
Contingencies	118	110

Total current liabilities	2,587	2,208

Non-Current Liabilities
Debt	3,358	3,996
Salaries and social security payable	31	30
Taxes payable	23	92
Other liabilities	78	78
Contingencies	275	247

Total non-current liabilities	3,765	4,443

TOTAL LIABILITIES	$6,352	$6,651

Minority interest	945	886
SHAREHOLDERS’ EQUITY	$1,083	$1,028

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$8,380	$8,565

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting president

1

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the six-month periods ended June 30, 2006 and 2005

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	For the six-month periods ended June 30,
	2006	2005
Net sales	$3,357	$2,585
Cost of services	(2,033)	(1,705)

Gross profit	1,324	880
General and administrative expenses	(131)	(121)
Selling expenses	(775)	(538)

Operating income	418	221
Equity gain from related companies	6	7
Financial results, net	(296)	299
Other expenses, net	(87)	(50)
Loss on debt restructuring	—	(15)

Net income before income tax and minority interest	41	462
Income tax, net	66	(3)
Minority interest	(55)	(210)

Net income	$52	$249

Net income per ordinary share	3.33	22.36

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting president

2

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

Concept	Shareholders’ contributions						Unappropriated results
	Capital Stock
	Common stock	Preferred shares	Inflation adjustment to capital stock	Share issue premiums (1)	Total	Legal reserve	Foreign currency translation adjustments	Retained earnings/ (Accumulated deficit)	Total	Total Share- holders’ equity
Balances as of January 1, 2005	$53	25	125	896	1,099	162	13	(977)	(802)	$297
Adjustments resulting from translation of financial statements of foreign subsidiaries	—	—	—	—	—	—	1	—	1	1
Net income	—	—	—	—	—	—	—	249	249	249

Balances as of June 30, 2005	$53	25	125	896	1,099	162	14	(728)	(552)	$547

Balances as of January 1, 2006	$53	25	125	896	1,099	162	17	(250)	(71)	$1,028
Adjustments resulting from translation of financial statements of foreign subsidiaries	—	—	—	—	—	—	3	—	3	3
Net income	—	—	—	—	—	—	—	52	52	52

Balances as of June 30, 2006	$53	25	125	896	1,099	162	20	(198)	(16)	$1,083

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting president

3

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the six-month periods ended June 30, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

	For the six-month periods ended June 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$52	$249
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	61	16
Depreciation of fixed assets	675	726
Amortization of intangible assets	25	23
Equity gain from related companies	(6)	(7)
Consumption of materials	31	25
(Gain) loss on disposal of fixed assets	(3)	2
Provision for commissions	57	24
Provision for contingencies	48	39
Holdings results on inventories	7	10
Interest and other financial results on loans	342	(633)
Income tax	(96)	3
Minority interest	55	210
Net increase in assets	(111)	(23)
Net increase in liabilities	64	130

Total cash flows provided by operating activities	1,201	794

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(353)	(291)
Intangible asset acquisitions	(1)	(13)
Proceeds for the sale of fixed assets	9	—
Decrease in investments not considered as cash and cash equivalents	45	667

Total cash flows provided by (used in) investing activities	(300)	363

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	32	14
Payment of debt	(720)	(70)
Payment of interest and debt-related expenses	(262)	(65)

Total cash flows used in financing activities	(950)	(121)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(49)	1,036
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	610	2,950

CASH AND CASH EQUIVALENTS AT PERIOD END	$561	$3,986

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Ricardo Alberto Ferreiro
Vice-president and acting president

4

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

I ndex to the Notes to the Unaudited Consolidated Financial Statements

(Notes 1 to 15 to the Consolidated Financial Statements are in millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1.	The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina or Telecom”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2.	Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

6

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of June 30, 2006

As of June 30, 2006, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of June 30, 2006, the Telecom Argentina’s subsidiaries have been granted the following licenses:

-

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;

-	the serious non-performance of material obligations;

-	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-

the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities;

-	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

-	any encumbrance of the license;

-	the voluntary insolvency proceedings or bankruptcy of Personal and,

-	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;

-	the bankruptcy of Nucleo and,

-	non-compliance with certain obligations.

7

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. In December 2004, the Argentine Government enacted Law No. 25,972 pursuant to which this term was extended through December 31, 2005. In January 2006, the Argentine Government enacted Law No. 26,077 pursuant to which this term was extended through December 31, 2006.

In May 2004, Telecom Argentina signed a Letter of Understanding with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to conclude before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Telecom Argentina has fulfilled its commitments; however, at the due date of the Letter, the Argentine Government has not made a specific offer with regard to the renegotiation of the tariffs.

8

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

(d) New Letter of Understanding with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) (Renegotiation and Analysis of Contracts of Public Services Division)

On March 6, 2006, Telecom Argentina signed a Letter of Understanding with the UNIREN on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter shall constitute the necessary background for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (Minutes of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Law No. 25,561.

The main terms and conditions of the Letter of Understanding include:

•

The technical supervising offices (CNC and UNIREN) have determined that Telecom Argentina satisfactorily complied with most requirements contemplated in the Transfer Agreement and by the regulatory framework; and those requirements not fulfilled had been dealt with through sanctions. Some matters relating to Telecom Argentina’s usual and regular activities as a Licensee remain pending and should be determined by June 30, 2006. The Regulatory Authority is currently analyzing these matters, so their fulfillment shall be gradually complied;

•	Telecom Argentina’s commitment to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications companies that shall take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect stockholders Telecom Italia S.p.A. and W de Argentina Inversiones SL, to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and to the License granted to Telecom Argentina by Decree No. 2,347/90, after 30 days from the end of the public hearing which shall be convened to deal with the Letter of Understanding have elapsed, and to discontinue said claims, appeals and petitions after the Minutes of Agreement of the Renegotiation have been ratified;

•

An adjustment shall be made to increase the ending termination charge of international incoming calls to a local area to be equivalent to international values, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter of Understanding was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions shall form the foundation for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes.

(e) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

9

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework (continued)

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance —in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network—, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than six years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after five years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of June 30, 2006, this provision amounted to $76.

SC Resolution No. 99/05 requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibits billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;

b)	reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c)	identify the reimbursed amounts in the invoices; and

d)	file certain information to the regulatory authority for the verification of the reimbursements.

All the resolutions were properly appealed. However, considering the situation, management decided to reimburse the SU amounts billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal has reimbursed the SU amounts as mandated by the resolutions, it will not surrender any of its rights to consider the resolutions as illegitimate and without merit.

During January and February 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (an amount of $15), and during May and June 2006, was in the process of reimbursing the SU amounts billed to its former and inactive post-paid customers (an amount of $4).

3.	Preparation of financial statements

(a) Basis of presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

10

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.	Preparation of financial statements (continued)

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), which establishes new accounting and disclosure standards under Argentine GAAP. These standards are effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

“Impairment of Long-lived Assets”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Under the old accounting standard, the Telecom Group periodically evaluated the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset was considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value was determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new accounting standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The Telecom Group has evaluated the effect of the adoption of this new accounting standard and determined that it has no impact in its long-lived assets valuation.

“Disclosure of Foreign Currency Translation Adjustments”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which required disclosure of the adjustments resulting from foreign currency translation as a component of equity. Under the old accounting standard, foreign currency translation adjustments were accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amounted to $31 as of December 31, 2005.

In June 2006, the CPCECABA approved RT 23, “Accounting for post-employment and other long-term employee benefits”. This standard will be effective for the Company as from January 1, 2007. As of the date of these consolidated financial statements, the CNV has not yet adopted this standard; however, management of the Company is evaluating the effect of the adoption of this new accounting standard.

(b) Basis of consolidation

These unaudited consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of June 30, 2006 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%

Wireless	Personal	99.99%
	Nucleo	67.50%
	Cable Insignia S.A. (“Cable Insignia”) (iii)	75.00%

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at June 30, 2006.
(iii)	Dormant entity. In process of liquidation.

11

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.	Preparation of financial statements (continued)

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the CPCECABA, approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the period ended June 30, 2006, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003 (*) (I)	As reported (**) (II)	Effect (I)–(II)
Total assets	8,295	8,380	(85)
Total liabilities	6,352	6,352	—
Minority interest	907	945	(38)
Shareholders’ equity	1,036	1,083	(47)
Net income	55	52	3

(*)	As required by Argentine GAAP.
(**)	As required by CNV resolution.

(d) Interim financial information

The accompanying June 30, 2006 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the six-month period ended June 30, 2006 are not necessarily indicative of results that may be expected for any future periods.

12

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.	Preparation of financial statements (continued)

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(h) Concentration of credit risk

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,663,000 (unaudited) at June 30, 2006 and 3,534,000 (unaudited) at June 30, 2005 and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 2,619,000 (unaudited) at June 30, 2006 and 1,596,000 (unaudited) at June 30, 2005.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company calculates net income (loss) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Six-month periods ended June 30,
	2006	2005
Net income in the statements of income	$52	$249
Less:
Results corresponding to Class “A” and Class “B” preferred shares	(34.5)	(129.8)

Total results used to calculate earning per ordinary share.	$17.5	$119.2

13

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as Deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

14

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

The net carrying value of these capitalized costs was $261 as of June 30, 2006 and $314 as of December 31, 2005 and will be fully amortized through fiscal year 2008.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end.

As mentioned in Note 3.h, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

15

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and credits on minimum presumed income tax are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.) which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

As of the date of these financial statements, Telecom Argentina has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 2.7% of the total transferred buildings, representing $17 of net carrying value as of June 30, 2006. Nevertheless, Telecom Argentina is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $7 and $6 for the six-month periods ended June 30, 2006 and 2005, respectively.

16

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	11-50
Tower and pole	12-20
Transmission equipment	7-9
Switching equipment	7-9
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-9
Installations	4-12
Computer equipment	5-6

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

- Band B of Paraguay license

The Telecom Group’s Band B license is amortized under the straight-line method over 10 years through fiscal year 2007.

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

17

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 10% for the six-month period ended June 30, 2006 and 20% for the six-month period ended June 30, 2005, respectively.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2005. However, there are remaining tax loss carryforwards as of June 30, 2006. Accordingly, the Telecom Group has determined an additional proportional charge for the six-month period ended June 30, 2006 for the tax on minimum presumed income of $20, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

18

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the six-month periods ended June 30, 2006 and 2005.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of June 30, 2006 and December 31, 2005.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court.

The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6%.

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criteria was used by Telecom Argentina to account for its debt restructuring in August 2005 and by Personal to value its November 2004’s restructured debt (this debt was fully settled in December 2005 and the new debt was valued as indicated in 3.e before). Additional information is given in Note 8.

(r) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

19

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

(s) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, Telecom Argentina adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that Telecom Argentina’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, Telecom Argentina considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Telecom Argentina does not enter into derivative contracts for speculative purposes.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the six-month periods ended June 30, 2006 and 2005 are shown in Note 15.h. under the line item “Advertising expenses”.

(v) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each period end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

20

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

The grounds for this position include:

➢	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

➢	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

➢	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

(w) Loss on debt restructuring

Corresponded to fees for services related to the final stage of the 2005 debt restructuring process. Due to the unusual nature of the debt restructuring process carried out by Telecom, the loss on debt restructuring was included in a separate line item in the statement of income entitled “Loss on debt restructuring”.

5.	Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of June 30, 2006	As of December 31, 2005
Cash	$12	$12
Banks	9	34

	$21	$46

(b) Investments

Investments consist of the following:

	As of June 30, 2006	As of December 31, 2005
Current
Time deposits	$456	$559
Government bonds, equity investments and mutual funds	84	45

	$540	$604

Non current
2003 Telecommunications Fund	$2	$2

	$2	$2

(c) Accounts receivable

Accounts receivable consist of the following:

	As of June 30, 2006	As of December 31, 2005
Current
Voice, data and Internet	$416	$403
Wireless (i)	388	363
Wireless – related parties (Note 7)	5	4
Directories publishing	16	36

Subtotal	825	806
Allowance for doubtful accounts	(115)	(101)

	$710	$705

(i)	Includes $27 as of June 30, 2006 and $26 as of December 31, 2005 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of June 30, 2006	As of December 31, 2005
Current
Tax credits	$25	$28
Prepaid expenses	43	24
Restricted funds	29	10
Other	28	30

Subtotal	125	92
Allowance for doubtful accounts	(11)	(6)

	$114	$86

Non current
Credit on minimum presumed income tax (i)	$270	$246
Prepaid expenses	11	12
Other tax credits	11	10
Restricted funds	8	7
Derivatives	80	—
Other	3	4

Subtotal	383	279
Allowance for doubtful accounts	(11)	(10)

	$372	$269

(i)	Considering the current expiration period (10 years), Telecom Argentina considers the ultimate realization of the credit to be more likely than not based on current projections.

21

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(e) Inventories

Inventories consist of the following:

	As of June 30, 2006	As of December 31, 2005
Wireless handsets and equipment	$118	$113
Allowance for obsolescence	(9)	(9)

	$109	$104

(f) Other assets

Other assets consist of the following:

	As of June 30, 2006	As of December 31, 2005
Current
Fixed assets held for sale	$7	$3
Deferred printing cost	3	1
Raw materials	7	2

Subtotal	$17	$6
Allowance for other assets	(2)	(1)

	$15	$5

Non current
Fixed assets held for sale	$27	$31
Allowance for other assets	(8)	(10)

	$19	$21

(g) Fixed assets

Fixed assets consist of the following:

	As of June 30, 2006	As of December 31, 2005
Net carrying value (Note 15.a)	$5,735	$5,959
Allowance for obsolescence	(17)	—

	$5,718	$5,959

(h) Accounts payable

Accounts payable consist of the following:

	As of June 30, 2006	As of December 31, 2005
Current
Suppliers	$892	$679
Deferred revenues	100	80
Agent commissions	32	37
SU reimbursement	6	25
Related parties (Note 7)	26	13

	$1,056	$834

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of June 30, 2006	As of December 31, 2005
Current
Vacation, bonuses and social security payable	$88	$84
Special termination benefits	14	14
Other	2	6

	$104	$104

Non current
Special termination benefits	$31	$30

	$31	$30

(j) Taxes payable

Taxes payable consist of the following:

	As of June 30, 2006	As of December 31, 2005
Current
Tax on Universal Service	$76	$61
Turnover tax	44	46
VAT, net	34	41
Income tax, net (i)	1	30
Tax on minimum presumed income, net	19	9
Regulatory fees	8	8
Internal taxes	11	9
Other	12	20

	$205	$224

Non current
Deferred tax liabilities (i)	$23	$92

(i)	See Note 10.

22

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of June 30, 2006	As of December 31, 2005
Current
Contributions to government programs	$13	$13
Court fee	3	3
Guarantees received	5	4
Other	11	11

	$32	$31

Non current
Deferred revenue on sale of capacity and related services	$32	$32
Asset retirement obligations	21	21
Court fee	14	15
Retirement benefits (i)	11	10

	$78	$78

(i)	See Note 15.II.c)

(l) Net sales

Net sales consist of the following:

	Six-month periods ended June 30,
	2006	2005
Voice	$1,216	$1,167
Data	81	75
Internet	188	149

Subtotal	1,485	1,391
Wireless	1,863	1,187
Directories publishing	9	7

	$3,357	$2,585

(m) Equity gain from related companies

Equity gain from related companies consists of the following:

	Six-month periods ended June 30,
	2006	2005
Gain on capital reimbursement of Nucleo	6	—
Gain on sale of equity interest in Intelsat Ltd	—	7

	$6	$7

(n) Financial results, net

Financial results, net consist of the following:

	Six-month periods ended
	June 30, 2006	June 30, 2005
Generated by assets
Interest income	$36	$60
Foreign currency exchange gain (loss)	8	(352)
Holding losses on inventories	(7)	(10)
Other	10	(22)

Total generated by assets	$47	$(324)

Generated by liabilities
Interest expense (i)	$(189)	$(398)
Loss on discounting of debt	(63)	(10)
Less capitalized interest on fixed assets	7	6
Foreign currency exchange gain (loss)	(210)	1,023
Gain on derivatives	112	—
Other	—	2

Total generated by liabilities	$(343)	$623

	$(296)	$299

(i)	Includes $58 as of June 30, 2005, corresponding to penalty interests.

(o) Other expenses, net

Other expenses, net consist of the following:

	Six-month periods ended
	June 30, 2006	June 30, 2005
Provision for contingencies	$(48)	$(39)
Severance indemnities and special termination benefits	(16)	(21)
Allowance for obsolescence of materials	(17)	—
Allowance for doubtful accounts and other assets	(5)	(1)
Allowance for obsolescence of inventories	(1)	—
Other, net	—	11

	$(87)	$(50)

23

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(p) Loss on debt restructuring

Loss on debt restructuring consist of the following:

	Six-month periods ended
	June 30, 2006	June 30, 2005
Other related expenses	—	(15)

	$—	$(15)

6.	Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years/periods shown in the statements of cash flows:

	As of June 30,		As of December 31,
	2006	2005	2005	2004
Cash and banks	$21	$36	$46	$32
Current investments	540	3,983	604	3,640

Total as per balance sheet	$561	$4,019	$650	$3,672
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	—	—	(463)
- Government bonds (i)	—	(33)	(40)	(251)
- Equity investments	—	—	—	(8)

Total cash and cash equivalents as shown in the statement of cash flows	$561	$3,986	$610	$2,950

(i)	Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2006	2005
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(6)	$28
Trade accounts receivable	(39)	(2)
Other receivables	(44)	(4)
Inventories	(15)	(42)
Other assets	(7)	(3)

	$(111)	$(23)

Net (decrease) increase in liabilities
Accounts payable	$86	$131
Salaries and social benefits payable	1	(5)
Taxes payable	(12)	6
Other liabilities	(3)	1
Contingencies	(8)	(3)

	$64	$130

Income taxes paid during the six-month period ended June 30, 2006 amounted to $30. Interest paid during the six-month periods ended June 30, 2006 and 2005, amounted to $214 and $44, respectively.

•	Non-cash investing and financing activities:

	Six-month periods ended June 30,
	2006	2005
Acquisition of fixed assets through incurrence of accounts payable	$212	$64
Capitalized interest on fixed assets	7	6
Wireless handsets lent to customers at no cost (i)	2	2
Provision for minimum presumed income tax	20	21
Foreign currency translation adjustments in loans	6	2

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Six-month periods ended June 30,
	2006	2005
Government bonds with maturities of more than three months	$45	$211
Time deposits with maturities of more than three months	—	443
Proceeds for the sale of equity investments	—	13

Total cash flows from investments not considered as cash equivalents	$45	$667

24

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6.	Supplementary cash flow information (continued)

Financing activities components:

	Six-month periods ended June 30,
	2006	2005
Debt proceeds	$32	$14
Payment of Notes	(663)	—
Payment of bank loans	(57)	(70)
Payment of interest on Notes	(160)	—
Payment of interest on bank loans	(54)	(44)
Payment of debt restructuring related expenses	(48)	(21)

Total financing activities components	$(950)	$(121)

7 -	Related party transactions

Related parties are those legal entities or individuals which are related to the Telecom Italia Group or to W de Argentina – Inversiones S.L., other than Sofora or any related company as defined under Law No. 19550, Section 33 (subsidiaries or unconsolidated companies).

(a) Balances and transactions with related parties

The Telecom Group has transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties as of June 30, 2006 and December 31, 2005 and for the six-month periods ended June 30, 2006 and 2005:

	Transaction description	As of June 30, 2006	As of December 31, 2005
Accounts receivable
Telecom Italia S.p.A. (a) (d)	Roaming	$1	$3
TIM Celular S.A. (a)	Roaming	3	1
TIM SUL S.A. (a)	Roaming	1	—

		$5	$4

Accounts payable:
Telecom Italia S.p.A. (a) (d)	Fees for services	$7	$5
Telecom Italia Sparkle S.p.A. (a)	Rights of use	5	1
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	10	4
Entel S.A. (Bolivia) (a)	International outbound calls	1	—
Etec S.A. (a)	International outbound calls	1	—
Latin American Nautilus Argentina S.A.(a)	International outbound calls	1	—
Latin American Nautilus USA Inc (a)	International outbound calls	—	1
TIM SUL S.A. (a)	International outbound calls	—	1
La Caja ART S.A. (b)	Insurance	1	1

		$26	$13

		Six-month periods ended June 30,
	Transaction description	2006	2005
Services rendered:
Related parties as of June 30, 2006
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$1	$3
Telecom Italia S.p.A. (a) (d)	Roaming	2	—
TIM Celular S.A. (a)	Roaming	5	2
Entel S.A. (Bolivia) (a)	Roaming	1	—
TIM Brasil Servicio e Participacoes S.A. (a)	Roaming	—	2
Former related parties (e)
Entel Chile S.A. (c)	International inbound calls	—	5
Entel PCS Telecomunicaciones S.A. (c)	Roaming	—	3
Golden Lines (c)	Roaming	—	1

Total net sales		$9	$16

Services received:
Related parties as of June 30, 2006
Telecom Italia S.p.A. (a) (d)	Fees for services and international outbound calls	4	15
Entel S.A. (Bolivia) (a)	International outbound calls	2	2
Etec S.A. (a)	International outbound calls	2	3
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	5	4
Latin American Nautilus USA Inc (a)	International outbound calls	1	—
TIM Celular S.A. (a)	Roaming	2	—
TIM Brasil Servicio e Participacoes S.A. (a)	Roaming	—	1
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	1	1
La Caja ART S.A. (b)	Insurance	3	1
Caja de Seguros S.A. (b)	Insurance	1	1
Former related parties (e)
Tel3 S.A. (c)	Fees for services	—	8
Entel Chile S.A. (c)	International outbound calls	—	5
Entel PCS Telecomunicaciones S.A. (c)	Roaming	—	1
Golden Lines (c)	Roaming	—	1

Total operating costs		$21	$43

25

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 -	Related party transactions (continued)

	Six-month periods ended June 30,
	2006	2005
Purchases of fixed assets/intangible assets:
Related parties as of June 30, 2006
Italtel Argentina S.A. (a)	$26	$—
Former related parties (e)
Tel3 S.A. (c)	—	3
Pirelli Energía Cables y Sistemas de Argentina S.A.(c)	—	6

Total fixed assets and intangible assets	$26	$9

(a)	Such companies form part of Telecom Italia Group.
(b)	Such companies form part of W de Argentina - Inversiones S.L.
(c)	These companies were a related party before June 30, 2006.
(d)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.
(e)	These entities are no longer related parties at June 30, 2006.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

As of June 30, 2006, Telecom Argentina had loans outstanding to officers of Telecom Argentina, totaling $0.3. The annual interest fixed rate for these loans is 6%.

(b) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia approved the entity’s dissolution. Cable Insignia is currently in process of liquidation.

(c) Sale of the interest in Intelsat Ltd.

In December 2004, the Board of Directors of Telecom Argentina authorized the sale of its equity interest in Intelsat to Zeus Holdings Limited for US$ 5 million. The sale transaction was completed in the first quarter of 2005 generating a gain of approximately $7.

8 -	Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt

As of June 30, 2006 and as of December 31, 2005 the Telecom Group’s short-term and long-term debt comprises the following:

	As of June 30, 2006	As of December 31, 2005
Short-term debt:

- Principal:
Notes	$813	$761
Bank loans	190	39

Subtotal	1,003	800
- Accrued interest	50	59
- Derivatives	19	46

Total short-term debt	$1,072	$905

Long-term debt:
- Principal:
Notes	$3,354	$3,856
Bank loans	218	386

Subtotal	3,572	4,242
- Effect on discounting of debt	(214)	(277)
- Derivatives	—	31

Total long-term debt	$3,358	$3,996

Total debt	$4,430	$4,901

The following table segregates the Telecom Group’s debt by company as of June 30, 2006:

	Telecom	Personal	Nucleo	Consolidated
Restructured debt
♦ Principal	3,302	1,243	30	4,575
❑ Accrued interest	45	5	—	50

Subtotal	3,347	1,248	30	4,625
❑ Effect on discounting of debt	(214)	—	—	(214)
❑ Derivatives	19	—	—	19

Total restructured debt	3,152	1,248	30	4,430

■ Current	812	250	10	1,072
■ Non current	2,340	998	20	3,358

26

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

8.2. Restructured debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. Telecom Argentina issued Series A and B Notes and made mandatory and optional payments which effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. In October 2005, Telecom Argentina made an optional principal prepayment which prepaid all principal amortization payments originally scheduled on April 2008 and in April 2006, Telecom Argentina made mandatory and optional principal prepayments which prepaid all principal amortization payments originally scheduled on October 2008 and on April 2009.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors is available for collection provided they follow certain collection procedures.

•	New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

The new Notes had received a rating of B- by both Standard & Poors International Ratings LLC, Argentine branch and Fitch Ratings and on April 2006, this rating has improved to B.

Covenants

Mandatory prepayments

If Telecom Argentina generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally shall be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash shall be measured semi-annually based on the consolidated financial statements of Telecom Argentina (excluding Personal and its subsidiaries) as of June 30 and December 31 of each year, and any excess cash must be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively. On April 18, 2006, Telecom Argentina made a cash payment of $663 corresponding to “excess cash” determined for the period ended December 31, 2005 and an additional prepayment on the notes. Based on these financial statements, the Company has determined an “excess cash” of $143 (equivalent to US$ 46 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

27

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

Also, the Notes may be redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and any additional amounts. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom will make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the new Notes require that Telecom Argentina complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and its subsidiaries) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom Argentina cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions;

f)	Capital expenditures except for those expressly permitted;

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

Additional information on the terms and conditions is available at the sites www.sec.gov and www.cnv.gov.ar and in the restructuring section of Telecom Argentina’s website. These websites are not an integral part of these consolidated financial statements.

On March 27, 2006, Telecom Argentina held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom Argentina and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Telecom Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Telecom Personal any dividend received by Telecom Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. Telecom Argentina paid to the noteholders that voted the amendments consent fees for $18. Additional information on the accounting treatment of this operation is given in Note 4.l.

28

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina‘s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations, and

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Additional information on the terms and conditions is available at the sites www.sec.gov and www.cnv.gov.ar in the restructuring section of Telecom Argentina’s website. These websites are not an integral part of these consolidated financial statements.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, if corresponds).

On April 18, 2006, Telecom Argentina made a mandatory payment of $370 for the “excess cash” determined for the period June-December 2005 and a mandatory interest payment of $132. Additionally, Telecom Argentina made an optional principal prepayment of $293 which prepaid all principal amortization payments originally scheduled on October 2008 and on April 2009.

Main characteristics of the new Notes

The following table shows the outstanding series of Notes as of June 30, 2006:

					Book value at June 30, 2006 (in millions of $)					Fair value as of June 30, 2006
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 75	October 2014	232	3	235	(23)	212	217
A-1	2	Euro 493	Euro 379	October 2014	1,494	15	1,509	(139)	1,370	1,369
B-1	—	US$ 933	US$ 350	October 2011	1,080	23	1,103	(4)	1,099	1,112

					2,806	41	2,847	(166)	2,681	2,698

Unlisted
A-2	1	US$ 7	US$ 6	October 2014	18	—	18	(2)	16	17
A-2	2	Euro 41	Euro 32	October 2014	124	1	125	(12)	113	113
A-2	3	Yen 12,328	Yen 9,475	October 2014	256	1	257	(34)	223	244
A-2	4	$26	$22	October 2014	22	—	22	—	22	22
B-2	—	US$ 66	US$ 25	October 2011	76	2	78	—	78	79
					496	4	500	(48)	452	(*)475

					3,302	45	3,347	(214)	3,133	3,173

(*)	Corresponds to the estimates made by Telecom Argentina considering the fair value of the Listed Notes.

29

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

•	Legal actions brought against Telecom Argentina

1. Originated by the suspension in the payment of the financial debt

As of the date of these financial statements, eight summary attachment proceedings(juicios ejecutivos) for approximately US$3.8 filed against Telecom by individuals alleging to be holders of Telecom’s outstanding notes had concluded. At June 30, 2006, the only attachment for said proceedings amounts approximately US$0.3 million, and is in the process of being released.

2. Originated by the “homologation” (judicial approval) of the APE

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

As a consequence of said pronouncement, the injunction enjoining Telecom from disposing of certain of its assets ceased to be in force, holders of the outstanding notes shall have to file new proceedings for collection in case the terms and conditions of the new Notes are not fulfilled and, if such is the case, Telecom shall be authorized to apply the remedies set forth in the Bankruptcy Law if more than a year elapses from the issuance of the resolution of section 59 of the abovementioned law (for example, Telecom Argentina’s voluntary petition for special bankruptcy proceedings—“Concurso Preventivo”- or a new APE reviewing process).

3. Potential judicial claims by non-participant creditors

Telecom Argentina believes that certain non-participating creditors may file actions in the United States of America against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States. On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), as Trustee of the Indenture, did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006,a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court, which is still pending. If Telecom Argentina is granted un unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. In April 2006, the swap agreements were modified. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) Telecom Argentina fails to pay certain of its obligations, (ii) certain of Telecom Argentina’s obligations are accelerated, (iii) Telecom Argentina repudiates or declares a moratorium with respect to certain of its obligations, (iv) Telecom Argentina restructures certain of its obligations in a certain way, or (v) Telecom Argentina becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

30

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

The nature and detail of the outstanding swap contracts at June 30, 2006 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Principal to receive subject to contract	(i) € 410 million	(ii) ¥ 9.475 million
- Principal to render subject to contract	(i) US$ 501 million	(ii) US$ 84 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 451 million	¥ 9,849 million
- Total principal and interest to be paid	US$ 572 million	US$ 94 million

- Swap estimated market value as of 06.30.06 – (assets) liabilities	(US$ 20.1 million)	US$ 1.0 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. New notes

On December 22, 2005, Personal paid down the outstanding notes restructured in 2004 by the creation of a global program for the issuance of non-convertible unsecured and unsubordinated notes for up to a maximum amount of US$ 500 million or its equivalent in other currencies, together with the proceeds from bank loans (as discussed in 2 below) and available cash. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes. The notes had received international ratings of B- by both Fitch Argentina Calificadora de Riesgo S.A. and Standard & Poor´s International Ratings Ltd., Argentina branch and on April, 2006, these ratings have improved to B.

The following table shows the outstanding series of Notes as of June 30, 2006:

Series	Nominal value (in millions)	Term in years	Maturity date	Annual rate %	Book value as of June 30, 2006 (in millions of $)				Fair value as of June 30, 2006
					Principal	Accrued interest	Issue discount and underwriting fees	Total
1	$ 43	1	12.2006	12,00	43	3	—	46	(b) 46
2	$ 87	3	12.2008	(a) 15,34	87	—	—	87	(b) 87
3	US$240	5	12.2010	9,25	741	1	(6)	736	741

				Total	871	4	(6)	869	874

(a)	Floating Badlar plus 6.5%. Badlar for the period June 22, 2006 through September 22, 2006 is 8.84%. Total interest rate cannot be lower than 10% or higher than 20%.
(b)	Corresponds to the estimates made by the Company considering the fair value of the Series 3 Notes.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

2. Bank loans

In July 2005, Personal entered into two loan agreements with certain financial institutions aggregating $17 million, the proceeds of which were used to purchase fixed assets. These loans mature in July and September 2006. In July 2006, Personal cancelled $5 referred to these contracts.

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. The proceeds of this loan were also used to acquire fixed assets.

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively.

31

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

The following table shows the main characteristics of the syndicated loans as of June 30, 2006:

Loans	Nominal value (in millions)		Term in months	Maturity date	Annual rate %	Book value at June 30, 2006 (in millions of $)
						Principal	Accrued interest	Total
Peso Facility
Tranche A		$57	18	June 2007	12.20	57	—	57
Tranche B		$30	24	December 2007	13.10	30	—	30
Dollar Facility
Tranche A	US$	34.5	18	June 2007	(a) 7.44	106	—	106
Tranche B	US$	34.5	24	December 2007	(b) 7.69	106	1	107

					Total	299	1	300

(a)	3-months LIBOR for the period June 22, 2006 through September 22, 2006 of 5.44 plus 2%.
(b)	3-months LIBOR for the period June 22, 2006 through September 22, 2006 of 5.44 plus 2.25%.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

✓	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

✓

in the case of Series 3, if at any time the Leverage Ratio is in excess of 3.00 to 1 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum for the remainder of the time the notes remain outstanding and shall accrue from such dividend payment date at the rate of 9.75% per annum.

The terms and conditions of Personal’s Syndicated loans require that Personal comply with various covenants, including:

❖	Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 1.75:1.0;

❖

Interest Coverage Ratio: the Interest Coverage Ratio (Consolidated quarterly EBITDA / accrued interest for quarterly—including amortization issue discount-) for any fiscal quarter shall be included in a range between 1.50 and 3.00 to 1.00 over the life of the loans.

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed (a) 3.25 to 1, if such indebtedness is incurred prior to December 31, 2006; or (b) 3.00 to 1, if such indebtedness is incurred thereafter;

c)	Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

d)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)	Sale and leaseback transactions;

g)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

32

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans of Personal provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its restricted subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its restricted subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its restricted subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its restricted subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

Additional information on the terms and conditions is available in the respective documents. These documents are not an integral part of these consolidated financial statements.

(b) Nucleo

In November 2004, Nucleo had completed the restructuring of its outstanding indebtedness with foreign creditors, under which Nucleo had refinanced US$ 59 million in principal amounts maturing on December 27, 2008.

During the first quarter of 2006, Nucleo cancelled its remaining financial debt with banks, which had been refinanced in November 2004, together with the Personal’s Promissory Note. The funds used for said cancellations derived from two loans from Paraguayan banks for a total amount of US$ 9.5 million, and from Nucleo’s own funds (US$ 7.5 million).

The terms and conditions of the new loans entered into between Nucleo and the Paraguayan banks include, among other standard provisions for this type of transaction, the following clauses:

✓	the reimbursement of the loan and the payment of compensation shall be made in semiannual payments, the later of which to be paid on February 27, 2009.

✓

the debt shall accrue interest at an annual nominal rate of 5.9% for its effective first year, and shall be adjusted according to LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, and among other standard provisions for this type of transaction, the new contracts stipulate that Nucleo is bound to comply with requirements related to the maintenance of the financial ratios (as, for example, Net financial debt/ EBITDA, Financial debt/equity and liquidity ratio).

9 -	Shareholders’ equity

9.1 -	Of the Company

As of June 30, 2006 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

33

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 -	Shareholders’ equity (continued)

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2%of Sofora’s shares, respectively.

W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts).

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

♦	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

34

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 -	Shareholders’ equity (continued)

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No. 214/02 are as follows:

	Before Decree No. 214/02 in millions of US$	After Decree No. 214/02 in millions of $
Class “A” preferred shares:
a) Par value	11	11

1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	100
Non declared and non paid redemption corresponding to fiscal year 2002	55	100
Non declared and non paid redemption corresponding to fiscal year 2003	55	100
Non declared and non paid redemption corresponding to fiscal year 2004	55	100
Non declared and non paid redemption corresponding to fiscal year 2005	55	100
Redemption corresponding to fiscal year 2006 and thereafter	42	75

	317	575

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	34.5
Corresponding to fiscal year 2002	19	34.5
Corresponding to fiscal year 2003	19	34.5
Corresponding to fiscal year 2004	19	34.5
Corresponding to fiscal year 2005	19	34.5
Corresponding to fiscal year 2006	10	17.5

	105	190

	422	765

♦	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

35

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 -	Shareholders’ equity (continued)

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At June 30, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

♦	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

9.2 -	Of Telecom Argentina

(a) Common stock

At June 30, 2006, Telecom Argentina had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,413,941 shares of $1 par value Class B Common Stock and 45,932,738 shares of $1 par value Class C Common Stock (see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only a portion of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

36

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 -	Shareholders’ equity (continued)

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). According to the provisions of the Argentine Companies Law, Telecom Argentina, having absorbed the Legal reserve in this mandatory absorption, will not be able to distribute dividends until Telecom Argentina absorbs the total amount of accumulated losses and refunds the total amount of $277 corresponding to the Legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Board accepted what was requested, and in the Annual General and Extraordinary Meetings, and the Special Class “C” Meeting, held on April 27, 2006, it was approved that the power for the translation of up to 41,339,464 Class “C” ordinary shares, to the same amount of Class “B” ordinary shares, was delegated on the Board; said translation shall take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP)in each case; and b)the amount of Class “C” shares in good standing for the translation. The Board was granted the power to transfer the powers delegated on the Board by the Meetings, to some of the Board’s members and/or its first line managers.

The Class “C” shares that at present constitute Telecom’s equity, amount to 45,932,738,from which 43,097,745 are part of Banco de la Ciudad de Buenos Aires-Telecom Trust Account, i.e., PPP’s Fund of Guarantee and Repurchase. To this date, all these shares are “blocked” by precautionary measures. The amount of 2,834,993 Class “C” remaining shares is held by individual stockholders.

The powers delegated on the Board for the translation as resolved by the abovementioned Meetings, did not include the Class “C” shares of the Fund of Guarantee and Repurchase which were affected by a precautionary measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada”; said measure prevented the Extraordinary Meeting and Class “C” Shares Special Meeting which Telecom had convened for March 14, 2000, from treating the subject of the translation of the shares of the Fund of Guarantee and Repurchase. Up to this date, said precautionary measure has not been released yet, although at present it is limited to the amount of 4,593,274 shares with the Fund of Guarantee and Repurchase. The Meetings held on April 27, 2006,did not approve the delegation on the Board of the powers for the translation of said shares to Class “B” shares, as said Meetings considered that there exist legal impediments as regards this matter.

On July 25, 2006, as approved by the Meetings and the CNV and the BCBA, 2,112,986 Class “C” Shares were converted to Class “B” Shares. As of the date of issuance of these consolidated financial statements, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 438,526,927 shares of $1 par value Class B Common Stock and 43,819,752 shares of $1 par value Class C Common Stock.

37

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 -	Shareholders’ equity (continued)

Of the 43,819,752 Class “C” Shares, 42,868,581 are still part of the Fund of Guarantee and Repurchase and 41,328,611 are “blocked” by precautionary measures. The remaining shares are held by individual stockholders.

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law and CNV resolutions, if at the annual shareholders’ meeting, a company’s accumulated losses have absorbed its reserves and at least 50% of its adjusted share capital, a company is required to reduce its capital stock.

The requirements of section 206 were temporarily suspended by governmental decrees until December 10, 2005.

Since Telecom Argentina reported significant accumulated losses for the year ended December 31, 2005, which absorbed Telecom Argentina’s reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualified for mandatory reduction of its capital stock. As a result of this situation, the BCBA decided to transfer the trading of Telecom Argentina’s common stock and the notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

Accordingly, the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the absorption of Telecom Argentina’s legal reserve for an amount of $277 and a portion of the inflation adjustment of common stock for an amount of $356 in order to remediate this situation. This absorption does not affect the total Shareholders’ equity and only represents a qualitative variation. As a consequence of the absorption, Telecom Argentina does not qualify for mandatory reduction and, after the BCBA considers the June 2006 financial statements, will not qualify for the Rueda Reducida status either.

10.	Income tax

As described in Note 4.o, the Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17.

Income tax (expense) benefit for the six-month periods ended June 30, 2006 and 2005 consists of the following:

	Six-month periods ended June 30,
		2006		2005
Current tax expense.(i)		$(3)		$(14)
Deferred tax benefit		(2)		(144)
Valuation allowance		71		155

Income tax benefit	$	(ii) 66	$	(iii) (3)

(i)	In June 2006, corresponds to Nucleo and in June 2005 corresponds $(10) to Telecom and $(4) to Nucleo.
(ii)	Corresponds $58 to Telecom, $9 to Personal, $(2) to Nucleo and $1 to Publicom.
(iii)	Corresponds $(10) to Telecom, $1 to Publicom and $6 to Personal.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of June 30, 2006						As of December 31, 2005
	Telecom	Personal	Nucleo	Publicom	Nortel	Total
Tax loss carryforwards	$655	$165	$—	$3	$2	$825	$976
Foreign exchange gains and losses	32	8	—	—	—	40	80
Allowance for doubtful accounts	45	27	—	3	—	75	67
Provision for contingencies	90	58	—	3	—	151	127
Other deferred tax assets	61	11	—	—	—	72	59

Total deferred tax assets	883	269	—	9	2	1,163	1,309
Fixed assets	(121)	(59)	—	—	—	(180)	(208)
Inflation adjustments (i)	(693)	(103)	(1)	—	—	(797)	(913)

Total deferred tax liabilities	(814)	(162)	(1)	—	—	(977)	(1,121)

Subtotal deferred tax assets (liabilities)	69	107	(1)	9	2	186	188
- Valuation allowance	(205)	—	—	(2)	(2)	(209)	(280)

Net deferred tax assets (liabilities) as of June 30, 2006	$(136)	$107	$(1)	$7	$—	$(23)

Net deferred tax assets (liabilities) as of December 31, 2005	$(194)	$98	$(2)	$6	$—		$92

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

38

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10.	Income tax (continued)

Income tax benefit (expense) for the six-month periods ended June 30, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Six-month periods ended June 30,
	2006	2005
Income tax expense at statutory income tax rate on pretax income (loss)	$(9)	$(161)
Non taxable items	4	13
Tax payable	—	(10)
Change in valuation allowance	71	155

Income tax benefit (expense)	$66	$(3)

As of June 30, 2006, the Company and the Telecom Group has accumulated operating tax loss carryforwards of approximately $825. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Personal	Publicom	Total consolidated
2007	1	622	136	—	759
2008	1	—	—	2	2
2009	—	33	—	—	33
2010	—	—	29	—	30
2011	—	—	—	1	1

Total	2	655	165	3	825

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. However, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of June 30, 2006, a valuation allowance for an amount of $205 has been provided for Telecom Argentina’s related deferred tax assets. Nortel also has recorded a valuation allowance for its deferred tax assets.

11.	Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

39

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $431 as of June 30, 2006, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements, inventory and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $345 to cover potential losses under these claims.

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Telecom Group, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of June 30, 2006, total claims in these labor lawsuits amounted to $14.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest.

40

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit. Thus, Telecom Argentina has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

Telecom Argentina has a contingent receivable against the National Government amounting to $37.3 which Telecom Argentina estimates it would recover through government bonds in the event judicial appeals are sustained in its favor.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar´s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal. In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

41

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

Profit sharing bonds

Different legal actions were brought by former employees of Telecom Argentina against the National Government and Telecom Argentina requesting that Decree No. 395/92 – which expressly exempts Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom Argentina and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of Telecom Argentina believes that none of the matters discussed above will have a material adverse effect on Telecom Argentina’s results of operations, liquidity or financial condition.

Certain amounts deposited in Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2006, these restricted funds totaled $36. Telecom Argentina has classified these balances to other receivables on Telecom Argentina’s balance sheet.

12.	Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)

Wireless	Personal
Nucleo
Cable Insignia (ii)

Directories publishing	Publicom

(i)	Dormant entity at June 30, 2006.
(ii)	Dormant entity. In process of liquidation.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the six-month periods ended June 30, 2006 and 2005, more than 90 percent of the Telecom Group’s revenues were from services provided within Argentina. More than 95% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

42

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12.	Segment information (continued)

For the six-month period ended June 30, 2006

❑	Income statement information

	Voice, data and Internet (a)				Directories publishing
		Wireless				Nortel
		Personal	Nucleo	Subtotal			Total
Services	1,485	1,488	143	1,631	9	—	3,125
Handsets	—	228	4	232	—	—	232

Net sales	1,485	1,716	147	1,863	9	—	3,357
Salaries and social security	(324)	(63)	(9)	(72)	(4)	—	(400)
Taxes	(83)	(149)	(4)	(153)	—	—	(236)
Maintenance, materials and supplies	(120)	(27)	(6)	(33)	(2)	—	(155)
Bad debt expense	(9)	(28)	—	(28)	—	—	(37)
Interconnection costs	(77)	—	—	—	—	—	(77)
Cost of international outbound calls	(53)	—	—	—	—	—	(53)
Lease of circuits	(15)	(5)	(7)	(12)	—	—	(27)
Fees for services	(42)	(54)	(4)	(58)	—	(1)	(101)
Advertising	(18)	(61)	(8)	(69)	(2)	—	(89)
Agent commissions and distribution of prepaid cards commissions	(21)	(31)	(1)	(32)	(1)	—	(54)
Other commissions	—	(386)	(4)	(390)	—	—	(390)
Cost of wireless handsets	(9)	(210)	(20)	(230)	—	—	(239)
Roaming	—	(54)	(1)	(55)	—	—	(55)
Charges for TLRD	—	(176)	(14)	(190)	—	—	(190)
Others	(68)	(59)	(7)	(66)	(2)	—	(136)

Operating income (loss) before depreciation and amortization	646	413	62	475	(2)	(1)	1,118
Depreciation of fixed assets	(474)	(179)	(22)	(201)	—	—	(675)
Amortization of intangible assets	(6)	(10)	(9)	(19)	—	—	(25)

Operating income (loss)	166	224	31	255	(2)	(1)	418
Equity gain from related companies	—	6	—	6	—	—	6
Financial results, net	(225)	(78)	6	(72)	1	—	(296)
Other expenses, net	(52)	(34)	—	(34)	—	(1)	(87)

Net income (loss) before income tax and minority interest	(111)	118	37	155	(1)	(2)	41
Income tax, net	58	9	(2)	7	1	—	66
Minority interest	—	—	(10)	(10)	—	(45)	(55)

Net income (loss)	(53)	127	25	152	—	(47)	52

(a) Includes net sales of $15, operating income before depreciation of $8, operating profit of $8 and net income of $8 corresponding to Telecom Argentina USA.

❑ Balance sheet information

Fixed assets, net	4,229	1,303	202	1,505	1	—	5,735
Intangible assets, net	105	632	20	652	3	—	760
Capital expenditures (without materials)	168	144	8	152	—	—	320
Depreciation of fixed assets	(474)	(179)	(22)	(201)	—	—	(675)
Amortization of intangible assets	(7)	(12)	(9)	(21)	—	—	(28)

❑ Cash flow information

Cash flows provided by (used in) operating activities	793	357	55	412	(1)	(3)	1,201

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(189)	(145)	(20)	(165)	—	—	(354)
Decrease in investments not considered as cash and cash equivalents and other	54	—	—	—	—	—	54

Total cash flows used in investing activities	(135)	(145)	(20)	(165)	—	—	(300)

Cash flows from financing activities:
Debt proceeds	—	—	32	32	—	—	32
Payment of debt	(663)	(14)	(43)	(57)	—	—	(720)
Payment of interest and debt-related expenses	(197)	(64)	(1)	(65)	—	—	(262)

Total cash flows used in financing activities	(860)	(78)	(12)	(90)	—	—	(950)

Increase (decrease) in cash and cash equivalents	(202)	134	23	157	(1)	(3)	(49)
Cash and cash equivalents at the beginning of year	443	154	3	157	2	8	610

Cash and cash equivalents at period-end	241	288	26	314	1	5	561

43

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12.	Segment information (continued)

For the six-month period ended June 30, 2005

❑	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Services	1,391	963	92	1,055	7	—	2,453
Handsets	—	127	5	132	—	—	132

Net sales	1,391	1,090	97	1,187	7	—	2,585
Salaries and social security	(272)	(47)	(4)	(51)	(6)	(1)	(330)
Taxes	(81)	(95)	(3)	(98)	—	—	(179)
Maintenance, materials and supplies	(96)	(33)	(5)	(38)	(2)	—	(136)
Bad debt expense	(5)	(10)	(1)	(11)	1	—	(15)
Interconnection costs	(70)	—	—	—	—	—	(70)
Cost of international outbound calls	(48)	—	—	—	—	—	(48)
Lease of circuits	(14)	—	(2)	(2)	—	—	(16)
Fees for services	(38)	(23)	(2)	(25)	—	(1)	(64)
Advertising	(17)	(36)	(4)	(40)	(1)	—	(58)
Agent commissions and distribution of prepaid cards commissions	(8)	(124)	(10)	(134)	—	—	(142)
Other commissions	(20)	(17)	—	(17)	—	—	(37)
Cost of wireless handsets	—	(228)	(6)	(234)	—	—	(234)
Roaming	—	(58)	—	(58)	—	—	(58)
Charges for TLRD	—	(104)	(9)	(113)	—	—	(113)
Others	(59)	(43)	(11)	(54)	(2)	—	(115)

Operating income (loss) before depreciation and amortization	663	272	40	312	(3)	(2)	970
Depreciation of fixed assets	(544)	(163)	(18)	(181)	(1)	—	(726)
Amortization of intangible assets	(4)	(12)	(7)	(19)	—	—	(23)

Operating income (loss)	115	97	15	112	(4)	(2)	221
Equity gain from related companies	7	—	—	—	—	—	7
Financial results, net	332	(33)	(1)	(34)	1	—	299
Other expenses, net	(36)	(13)	—	(13)	(1)	—	(50)
Loss on debt restructuring	(15)	—	—	—	—	—	(15)

Net income (loss) before income tax and minority interest	403	51	14	65	(4)	(2)	462
Income tax, net	(10)	6	—	6	1	—	(3)
Minority interest	—	—	(3)	(3)	—	(207)	(210)

Net income (loss)	393	57	11	68	(3)	(209)	249

(a)	Includes net sales of $14, operating income before depreciation of $6, operating profit of $6 and net income of $6 corresponding to Telecom Argentina USA.

❑	Balance sheet information

Fixed assets, net	4,920	1,334	147	1,481	—	—	6,401
Intangible assets, net	79	637	30	667	3	—	749
Capital expenditures (without materials)	89	76	4	80	—	—	169
Depreciation of fixed assets	(544)	(163)	(18)	(181)	(1)	—	(726)
Amortization of intangible assets	(5)	(12)	(7)	(19)	—	—	(24)

❑	Cash flow information

Cash flows provided by (used in) operating activities	542	200	54	254	—	(2)	794

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(134)	(165)	(5)	(170)	—	—	(304)
Decrease in investments not considered as cash and cash equivalents	667	—	—	—	—	—	667

Total cash flows provided by (used in) investing activities	533	(165)	(5)	(170)	—	—	363

Cash flows from financing activities:
Debt proceeds	—	14	—	14	—	—	14
Payment of debt	—	(19)	(51)	(70)	—	—	(70)
Payment of interest and debt-related expenses	(20)	(41)	(4)	(45)	—	—	(65)

Total cash flows used in financing activities	(20)	(46)	(55)	(101)	—	—	(121)

Increase (decrease) in cash and cash equivalents	1,055	(11)	(6)	(17)	—	(2)	1,036
Cash and cash equivalents at the beginning of year	2,850	88	1	89	1	10	2,950

Cash and cash equivalents at year-end	3,905	77	(5)	72	1	8	3,986

44

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13.	Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net (loss) income
Year 2006:
March 31,	1,612	543	194	(182)	1
June 30,	1,745	575	224	(114)	51

	3,357	1,118	418	(296)	52

Year 2005:
March 31,	1,237	507	141	175	152
June 30,	1,348	463	80	124	97
September 30,	1,472	510	125	(208)	637
December 31,	1,661	520	156	(397)	(159)

	5,718	2,000	502	(306)	727

14.	Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of June 30, 2006 (unaudited)	As of December 31, 2005
ASSETS
Current Assets
Investments	5	8

Total current assets	5	8

Non-Current Assets
Investments	1,079	1,022

Total non-current assets	1,079	1,022

TOTAL ASSETS	$1,084	$1,030

LIABILITIES
Current Liabilities
Taxes payable	1	2

Total current liabilities	1	2

TOTAL LIABILITIES	$1	$2

SHAREHOLDERS’ EQUITY	$1,083	$1,028

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,084	$1,030

Statements of income:

	Six-month periods ended June 30,
	2006	2005
General and administrative expenses	$(1)	$(2)
Equity gain from related companies	54	251
Other expenses, net	(1)	—

Net income	$52	$249

Condensed statements of cash flows:

	Six-month periods ended June 30,
	2006	2005
Cash flows used in operating activities	$(3)	$(2)

Decrease in cash and cash equivalents	(3)	(2)
Cash and cash equivalents at the beginning of year	8	10

Cash and cash equivalents at period end	$5	$8

45

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a)	Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	110	—	—	—	—	110
Building	1,503	1	—	2	(1)	1,505
Tower and pole	333	—	3	2	—	338
Transmission equipment	5,283	(*) 8	16	31	(12)	5,326
Switching equipment	4,085	10	6	48	—	4,149
Power equipment	544	—	1	3	(1)	547
External wiring	5,971	—	—	14	—	5,985
Telephony equipment and instruments	897	1	10	11	—	919
Wireless handsets lent to customers at no cost	347	2	9	—	—	358
Vehicles	127	3	2	—	(9)	123
Furniture	110	1	1	—	—	112
Installations	320	—	2	1	—	323
Improvements in third parties buildings.	28	—	—	—	—	28
Computer equipment	2,646	7	10	61	(6)	2,718
Work in progress	222	(**) 286	4	(165)	—	347

Subtotal	22,526	319	64	8	(29)	22,888
Asset retirement obligations	21	—	—	—	—	21
Materials	94	(***) 145	—	(8)	(31)	200

Total as of June 30, 2006	22,641	464	64	—	(60)	23,109

Total as of June 30, 2005	22,240	255	8	—	(33)	22,470

(*)	Includes $7 transferred from materials.
(**)	Includes $97 transferred from materials.
(***)	Net of $104 transferred to fixed assets.

Principal account	Depreciation						Net carrying value as of June 30, 2006	Net carrying value as of December 31, 2005
	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—	—	—	—	110	110
Building	(731)	4 –10	(31)	—	—	(762)	743	772
Tower and pole	(232)	5 – 8	(8)	(1)	—	(241)	97	101
Transmission equipment	(4,002)	11 –14	(199)	(10)	8	(4,203)	1,123	1,281
Switching equipment	(3,240)	11 – 15	(133)	(2)	—	(3,375)	774	845
Power equipment	(406)	10 – 11	(20)	(2)	1	(427)	120	138
External wiring	(4,163)	6	(147)	—	—	(4,310)	1,675	1,808
Telephony equipment and instruments	(795)	11 – 18	(22)	(6)	—	(823)	96	102
Wireless handsets lent to customers at no cost	(344)	50	(2)	(8)	—	(354)	4	3
Vehicles	(99)	20	(4)	(1)	9	(95)	28	28
Furniture	(91)	10	(3)	—	—	(94)	18	19
Installations	(263)	8 – 25	(4)	(1)	—	(268)	55	57
Improvements in third parties buildings.	(8)	3	(1)	—	—	(9)	19	20
Computer equipment	(2,297)	18 – 22	(99)	(9)	5	(2,400)	318	349
Work in progress	—	—	—	—	—	—	347	222

Subtotal	(16,671)		(673)	(40)	23	(17,361)	5,527	5,855
Asset retirement obligations	(11)	16 – 21	(2)	—	—	(13)	8	10
Materials	—		—	—	—	—	200	94
Total as of June 30, 2006	(16,682)		(a) (675)	(40)	23	(17,374)	5,735	5,959

Total as of June 30, 2005	(15,345)		(b) (726)	(4)	6	(16,069)	6,401

(a)	Includes $(53) corresponding to the depreciation of capitalized foreign currency exchange differences.
(b)	Includes $(56) corresponding to the depreciation of capitalized foreign currency exchange differences.

46

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(b)	Intangible assets, net

	Original value
Principal account	As of the Beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the period
Software obtained or developed for internal use.	433	—	2	—	435
Debt issue costs	99	(c) 20	2	(d) (69)	52
PCS license	662	—	—	—	662
Band B license (Paraguay)	136	—	20	—	156
Rights of use	88	1	—	—	89
Exclusivity agreements	98	—	—	(36)	62
Trademarks	8	—	—	—	8

Total as of June 30, 2006	1,524	21	24	(105)	1,464

Total as of June 30, 2005	1,472	—	2	—	1,474

	Amortization					Net carrying value as of June 30, 2006	Net carrying value as of December 31, 2005
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period
Software obtained or developed for internal use.	(397)	(10)	(2)	—	(409)	26	36
Debt issue costs	(83)	(3)	(2)	(d) 69	(19)	33	16
PCS license	(71)	—	(1)	—	(72)	590	591
Band B license (Paraguay)	(113)	(9)	(16)	—	(138)	18	23
Rights of use	(27)	(4)	—	—	(31)	58	61
Exclusivity agreements	(64)	(2)	—	36	(30)	32	34
Trademarks	(5)	—	—	—	(5)	3	3

Total as of June 30, 2006	(760)	(a) (28)	(21)	105	(704)	760	764

Total as of June 30, 2005	(699)	(b) (24)	(2)	—	(725)	749

a)	An amount of $(23) is included in cost of services, $(2) in selling expenses and $(3) in financial results, net.
b)	An amount of $(20) is included in cost of services, $(3) in selling expenses and $(1) in financial results, net.
c)	Corresponds to the consent fees and other related fees that were paid by Telecom Argentina to the noteholders that voted the amendments to the Trust Agreement on the Noteholders’ Meeting held on March 27, 2006.
d)	As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, the related expenses of Telecom Argentina were fully amortized as of August 31, 2005.

(c)	Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of June 30,2006	Cost value as of June 30, 2006	Book value as of June 30,2006	Book value as of December 31, 2005
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			—	—	—	12
Discount Peso Bond			—	—	—	15
Discount US$ Bond			—	—	—	13

Total government bonds			—	—	—	40

Mutual funds
Super Ahorro $ Clase B	$0.24	129,093,835	31	31	31	—
HF Pesos Clase I	$1.12	19,873,864	23	23	23	—
Optimum CDB $ Clase B	$1.62	15,366,377	25	25	25	—
Premier renta CP $	$1.87	2,580,703	5	5	5	—
ROBLE$			—	—	—	5

Total mutual funds			84	84	84	5

Total current investments			84	84	84	45

47

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(d) Current investments

	Cost as of June 30, 2006	Book value as of
		June 30, 2006	December 31, 2005
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$369	$369	$319
In Argentine pesos	87	87	240

Total current investments	$456	$456	$559

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of June 30, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	101	37	—	(23)	115
Allowance for obsolescence of inventories	9	1	—	(1)	9
Allowance for doubtful accounts and other assets	7	5	2	(1)	13

Total deducted from current assets	117	43	2	(25)	137

Deducted from non-current assets
Valuation allowance of net deferred tax assets (c)	280	—	—	(71)	209
Allowance for doubtful accounts and other assets	20	1	(2)	—	19
Allowance for obsolescence of materials	—	17	—	—	17
Total deducted from non-current assets	300	18	(2)	(d) (71)	245
Total deducted from assets	417	(a) 61	—	(96)	382

Included under current liabilities
Provision for commissions	52	57	—	(61)	48
Provision for contingencies	58	—	20	(8)	70

Total included under current liabilities	110	57	20	(69)	118

Included under non-current liabilities
Provision for contingencies	247	48	(20)	—	275
Total included under non-current liabilities	247	48	(20)	—	275
Total included under liabilities	357	(b) 105	—	(69)	393

(a)	Includes $37 in selling expenses and $24 in other expenses, net.
(b)	Includes $57 in selling expenses and $48 in other expenses, net.
(c)	As of June 30, 2006 and December 31, 2005 this allowance is included in Taxes payable non-current.
(d)	Included in income tax.

Items	Opening balances	Additions	Reclassifications	Deductions	As of June 30, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104	15	—	(12)	107
Allowance for obsolescence of inventories	3	—	—	(2)	1
Impairment loss on the Argentina 2004 bond	56	—	—	(56)	—

Total deducted from current assets	163	15	—	(70)	108

Deducted from non-current assets
Valuation allowance of net deferred tax assets	695	—	—	(155)	540
Allowance for doubtful accounts	6	1	—	—	7

Total deducted from non-current assets	701	1	—	(d) (155)	547

Total deducted from assets	864	(e) 16	—	(225)	655

Included under current liabilities
Provision for commissions	14	24	—	(12)	26
Provision for contingencies	16	—	19	(3)	32

Total included under current liabilities	30	24	19	(15)	58

Included under non-current liabilities
Provision for contingencies	214	39	(19)	—	234

Total included under non-current liabilities	214	39	(19)	—	234

Total included under liabilities	244	(f) 63	—	(15)	292

(e)	Includes $15 in selling expenses and $1 in other expenses, net.
(f)	Includes $24 in selling expenses and $39 in other expenses, net.

48

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(f)	Cost of services

	Six-month periods ended June 30,
	2006	2005
Inventory balance at the beginning of the year	$113	$82
Plus:
Purchases	408	275
Holding results on inventories	(7)	(10)
Wireless handsets lent to customers at no cost (a)	(2)	(2)
Replacements	(4)	(1)
Cost of services (Note 15.h)	1,643	1,471
Less:
Inventory balance at period end	(118)	(110)

COST OF SERVICES	$2,033	$1,705

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Six-month periods ended June 30,
	2006	2005
Services
Net sales	$3,125	$2,453
Cost of sales	(1,643)	(1,471)

Gross profit from services	$1,482	$982

Handsets
Net sales	$232	$132
Cost of sales	(390)	(234)

Gross loss from handsets	$(158)	$(102)

TOTAL GROSS PROFIT	$1,324	$880

49

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(g)	Foreign currency assets and liabilities

	As of June 30, 2006				As of December 31, 2005
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.08600	$2	$—
	G	5,463	0.00055	3	3
Bank accounts	US$	1	3.08600	2	7
	G	1,821	0.00055	1	1
		¥—	—	—	12
Investments
Time deposits	US$	120	3.08600	369	244
	EURO	—	—	—	73
	G	—	0.00055	—	2
Government bonds	US$	—	—	—	13
Accounts receivable
	US$	11	3.08600	34	35
	EURO	1	3.94300	3	—
	G	47,350	0.00055	26	26
Related parties	US$	2	3.08600	5	4
Other receivables
Prepaid expenses	US$	3	3.08600	9	—
	G	7,284	0.00055	4	—
Tax credits	G	—	—	—	2
Others	G	3,642	0.00055	2	1
Non-current assets
Other receivables
Derivatives	US$	26	3.08600	80	—

Total assets				$540	$423

Current liabilities
Accounts payable
Suppliers	US$	83	3.08600	$257	$111
	G	10,926	0.00055	6	6
	EURO	5	3.94300	18	10
	SDR	1	4.56534	3	—
Deferred revenues	G	12,748	0.00055	7	5
Related parties	EURO	2	3.94300	7	5
Debt
Notes – Principal	US$	142	3.08600	442	521
	EURO	66	3.94300	262	168
		¥1,530	0.02699	42	28
Banks loans and others – Principal	US$	38	3.08600	116	9
Accrued interest	US$	10	3.08600	30	37
	EURO	4	3.94300	16	17
		¥39	0.02699	1	1
Derivatives	US$	6	3.08600	19	46
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,821	0.00055	1	1
Taxes payable
Income tax	G	1,821	0.00055	1	8
VAT	G	—	—	—	1
Other liabilities
Deferred revenue on sale of capacity	US$	1	3.08600	2	2
Other	G	5,463	0.00055	3	1
Non-current liabilities
Debt
Notes – Principal	US$	551	3.08600	1,699	2,060
	EURO	345	3.94300	1,356	1,448
		¥7,915	0.02699	214	240
Banks loans and others – Principal	US$	61	3.08600	188	299
Gain on discounting of debt	US$	(9)	3.08600	(29)	(38)
	EURO	(38)	3.94300	(151)	(193)
		¥(1,256)	0.02699	(34)	(46)
Derivatives	US$	—	—	—	31
Taxes payable
Deferred tax liabilities	G	1,821	0.00055	1	2
Other liabilities
Deferred revenue on sale of capacity	US$	10	3.08600	32	32

Total liabilities				$4,509	$4,812

(i)	US$ = United States dollars; SDR = Special drawing rights; G= Guaraníes; ¥ = Japanese Yen.

50

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(h) Expenses

	Expenses			Fixed assets - Work in progress	Six-month period ended June 30, 2006
	Cost of services	General and administrative	Selling
Salaries and social security	$188	$64	$148	$4	$404
Depreciation of fixed assets	594	21	60	—	675
Amortization of intangible assets	23	—	2	—	25
Taxes	89	1	17	—	107
Turnover tax	129	—	—	—	129
Maintenance, materials and supplies.	118	6	31	—	155
Transportation and freight	5	3	17	—	25
Insurance	1	2	3	—	6
Energy, water and others	22	3	4	—	29
Bad debt expense	—	—	37	—	37
Interconnection costs	77	—	—	—	77
Cost of international outbound calls	53	—	—	—	53
Lease of circuits	27	—	—	—	27
Rental expense	30	—	5	—	35
Fees for services	16	27	58	—	101
Advertising	—	—	89	—	89
Agent commissions and distribution of prepaid cards commissions	—	—	239	—	239
Other commissions	—	—	54	—	54
Roaming	55	—	—	—	55
Charges for TLRD	190	—	—	—	190
Others	26	4	11	—	41

Total	$1,643	$131	$775	$4	$2,553

	Expenses			Six-month period ended June 30, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$156	$58	$116	$330
Depreciation of fixed assets	638	20	68	726
Amortization of intangible assets	20	—	3	23
Taxes	62	1	17	80
Turnover tax	99	—	—	99
Maintenance, materials and supplies.	106	7	23	136
Transportation and freight	6	2	13	21
Insurance	3	1	2	6
Energy, water and others	24	2	4	30
Bad debt expense	—	—	15	15
Interconnection costs	70	—	—	70
Cost of international outbound calls	48	—	—	48
Lease of circuits	16	—	—	16
Rental expense	22	2	5	29
Fees for services	13	26	25	64
Advertising	—	—	58	58
Agent commissions and distribution of prepaid cards commissions	—	—	142	142
Other commissions	—	—	37	37
Roaming	58	—	—	58
Charges for TLRD	113	—	—	113
Others	17	2	10	29

Total	$1,471	$121	$538	$2,130

51

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	197		—	—	—		—	—	—
Not due
Third quarter 2006	540	503		65	1,052	23		53	188	25
Fourth quarter 2006	—	8		24	4	421		10	2	2
First quarter 2007	—	2		8	—	5		14	—	2
Second quarter 2007	—	—		17	—	623		27	15	3
JULY 2007 THRU JUNE 2008	—	—		15	—	883		8	—	5
JULY 2008 THRU JUNE 2009	—	—		179	—	1,092		7	—	5
JULY 2009 AND THEREAFTER	—	—		178	—	1,597		16	—	68
Not date due established	2	—		—	—	(214)		—	23	—

Total not due	542	513		486	1,056	4,430		135	228	110

Total as of June 30, 2006	542	710		486	(a)1,056	4,430		135	228	110

Balances bearing interest	540	208		—	—	4,430		—	—	21
Balances not bearing interest	2	502		486	1,056	—		135	228	89

Total	542	710		486	1,056	4,430		135	228	110

Average annual interest rate (%)	6.98	(b	)	—	—	(c	)	—	—	6.00

(a)	Payables in kind amounted to $1.
(b)	$154 bear 50% over the Banco Nación Argentina notes payable discount rate and $54 bear 24.13%.
(c)	See Note 8.

Ricardo Alberto Ferreiro
Vice-president and acting president

52

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of June 30, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six month periods ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Our review report on the consolidated financial statements of Nortel as of June 30, 2005, dated August 10, 2005, included observations related to:

i. a departure from generally accepted accounting principles because the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. The Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation until September 30, 2003. The estimated effects of not having performed the restatement into constant pesos from April 1 through September 30, 2003 has been quantified by the Company and included in Note 3.c.

ii. an uncertainty related to the effects of the suspension of principal and interest payments decided by the Board of Directors of Telecom Argentina S.A. (“Telecom”, a subsidiary controlled by Nortel) and the outcome of the restructurings of the financial indebtedness of Telecom, and the preparation of the consolidated financial statements of Telecom as a going concern.

In connection with 3.i., as of June 30, 2006, this effect is no longer material to the consolidated financial statements of Nortel.

In connection with 3.ii., and as mentioned in Note 8 to the consolidated financial statements, this uncertainty has been resolved due to the completion of the restructuring process of Telecom, which occurred in August 2005. Accordingly, our observations on the consolidated financial statements as of June 30, 2005, related to the uncertainty mentioned in this paragraph, differ from such originally reported.

4.	Based on the work done and on our examination of Nortel’s consolidated financial statements for the years ended December 31, 2005 and 2004 on which we issued our report dated March 9, 2006 (with qualification as described in paragraphs 3.i. of this review report, only related to the financial statements as of December 31, 2004), we report that:

a)	the consolidated financial statements of Nortel as of June 30, 2006 and 2005, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA, consider all significant facts and circumstances which are known to us and we have no observations to make other than the one indicated in paragraph 3.i. of this review report (only related to the financial statements as of June 30, 2005);

b)	comparative information included in the accompanying consolidated balance sheets, derives from Nortel’s consolidated financial statements for the year ended December 31, 2005.

5.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Nortel at June 30, 2006 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Summary of Activity on the financial statements on which, as regards those matters that are within our competence, we have no observations to make other than the one indicated in paragraph 3.i. of this review report (only related to the financial statements as of June 30, 2005);

d)	at June 30, 2006, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $ 15.932,15, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 10, 2006.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Juan C. Grassi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY OF ACTIVITY ON THE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2006

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	The Company’s Shareholders’ meeting decisions

The Annual Ordinary Shareholders’ Meeting held on April 27, 2006 and the Special Meeting of Preferred Shares “A” and Preferred Shares “B” Shareholders held on April 27, 2006 approved, among other issues:

•	Fiscal year 2005, Annual Report and Financial Statements.

•	The Board of Director’s proposal that all of the negative retained earnings as of December 31, 2005 be carried forward.

•	The election of regular and alternate Board members and the election of regular and alternate members of the Supervisory Committee (for the 18th fiscal year).

•	The auditing Committee’s budget for Fiscal Year 2006.

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

•	The Company’s results

The Company reached net gain of $52 for the first half of fiscal year 2006 (“1H06”). This gain was mainly generated by equity income from related companies.

2. The Telecom Group

The Telecom Group reached a consolidated net income of $99 for 1H06.

During 1H06, consolidated net revenues increased by 30% to $3,357 (+$772 vs. 1H05), mainly fueled by the expansion of the cellular and broadband businesses. This was partially offset by higher interconnection expenses and direct taxes on revenues. In addition, Telecom undertook a set of important commercial and marketing strategies that permitted the impressive cellular subscriber growth in Argentina and Paraguay, as well as in ADSL connections in Argentina.

Therefore, OPBDA increased by 15% to $1,119 (+$147), with a slight decrease when considered as a percentage of net revenues (33.3% vs. 37.6%).

Net income reached $99, vs. $458 during 1H05. The net income was negatively affected by a loss in foreign exchange results of $90, compared to a $671 profit registered during 1H05.

•	Consolidated net revenues

Consolidated net revenues for 1H06 totaled $3,357, an increase of $772 or 30%, compared with $2,585 for 1H05, mainly as a consequence of the increase in revenues generated by the cellular business and Internet.

The evolution of the consolidated net revenues for the different activities was as follows:

Fixed telephony (Voice, data and Internet)

➢	Voice

During 1H06, Telecom launched a set of campaigns aimed to increase its fixed telephony subscriber base, particularly in the residential market. This resulted in a 4% increase in terms of lines in service, reaching approximately 4 million.

In addition, during the last quarters, Telecom has seen a permanent migration from restricted lines to general subscriber lines, a clear reversion from a process that was strong during the period of macroeconomic crisis in Argentina (2001/2002).

As a consequence, monthly charges increased by $23 or 7% in 1H06, reaching $354. No increase has been applied to regulated tariffs.

Local measured service revenues totaled $251 (+2%), Domestic Long Distance (“DLD”) revenues decreased to $217 (-1%), while overall traffic volume in minutes remained stable.

Revenues generated by international telephony reached $119 ($9 or 8% higher than 1H05) due to an increase in traffic and sales of other services, partially offset by marginally lower prices.

Interconnection revenues increased by $26 (+22%), to $144. The most dynamic item was the mobile traffic transported and/or terminated in Telecom’s fixed line network.

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

➢	Data transmission and Internet

Revenues generated by data transmission and Internet amounted to $269, increasing by $45, or 20% vs. 1H05, fueled by the increase in ADSL access connections, in a context of increased commercial activity, portfolio innovation and re-engineering of customer support channels.

As regards to the retail ADSL market, the recently launched low/mid segment product “Arnet 640Kb” has resulted in an important commercial success. In addition, in the business segment overall product portfolio was renewed, seeking to provide an improved response to the needs of different types of clients.

As of the end of 1H06, total ADSL subscribers amounted to 300,000 (+138,000 or +85% vs. 1H05). Lines with ADSL connections amounted to more than 7% of Telecom’s lines in service. Regarding ISP services, Arnet subscribers totaled 338,000 (+38% or 93,000 subscribers), as a consequence of the increase of 127,000 broad band subscribers and the decrease of 34,000 dial-up subscribers.

Cellular Telephony

As of June 30, 2006, the subscriber base of Personal in Argentina reached approximately 6.9 million; 2.1 million customers more than those registered as of June 30, 2005 (+43%). It is important to highlight that the postpaid customer base increased by 67%, while the prepaid customer base increased by 32% vs. 1H05.

As of June 30, 2006, approximately 64% of the overall subscriber base was prepaid and 36% was postpaid customers. Subscribers with GSM technology represented 80% of the overall subscriber base.

Total traffic measured in minutes increased by 36% vs. 1H05. SMS traffic (outgoing messages) increased from an average of 173 million per month during 1H05 to an average of 460 million per month during 1H06 (+166%).

In this context, Personal’s revenues in Argentina reached $1.716, increasing $626 (+57%) when compared to the same period of last year. This positive evolution results from the combination of a larger subscriber base and a higher average monthly revenue per user in Argentina (“ARPU”), which increased to $38 or +10% vs. 1H05. The ARPU increase is a direct consequence of the Personal’s subscriber acquisition policy, which is focused on acquiring high value subscribers. In addition, higher handset sales contributed positively to the increase in revenues.

In fiscal year 2006 Personal has initiated several actions aimed to improve its brand positioning, enhance service quality and strengthen distribution channels throughout the country.

Regarding the product portfolio, Personal launched Blackberry services (both for Corporate and Professional), value added services based on WAP content and several commercial plans, particularly those oriented to the young demographic group, one of the most dynamic market segments.

Nucleo, Personal’s subsidiary that operates in Paraguay, generated revenues of $147 (+51% when compared to 1H05).

Regarding the subscriber base, the 791,000 customers as of June 30, 2006, represented a 40% increase from 1H05. Prepaid and postpaid customers represented 84% and 16%, respectively. GSM to total subscriber ratio was 59% (vs. 50% at the end of 1Q06).

Directories publishing

Publicom sales amounted to $9 in 1H06, +$2 vs. 1H05. Considering already acquired advertising contracts and the seasonality of Directory publishing in the main markets, revenues for fiscal year 2006 are expected to increase when compared to those of 2005.

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for 1H06 increased by $575, or 24%, to $2,939.

•	Investments

The total amount of $464 invested in fixed assets during 1H06 was allocated to the cellular business ($240) and the fixed telephony, data and internet business ($224).

It is important to highlight that according to the approval of the Bondholder’s Meeting of Telecom Argentina celebrated on March 27, 2006, all quantitative restrictions to Personal’s capital expenditures were eliminated.

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Other matters

Conversion of Class “C” to Class “B” shares

On July 12, 2006, the Bolsa de Comercio de Buenos Aires authorized the conversion of 2,112,986 ordinary Class “C” Shares into the same amount of ordinary Class “B” Shares. The conversion was implemented according to the resolution of the Extraordinary Shareholders’ Meeting held on April 27, 2006.

After this conversion, the capital stock is composed as follows:

Class “A” Shares	502,034,299	51.0%
Class “B” Shares	438,526,927	44.5%
Class “C” Shares	43,819,752	4.5%

Total	984,380,978	100.0%

3. Summary comparative consolidated balance sheets

	As of June 30,
	2006	2005	2004	2003	2002
Current assets	1,509	4,826	3,957	2,023	2,295
Non current assets	6,871	7,405	8,378	9,797	12,752

Total assets	8,380	12,231	12,335	11,820	15,047

Current liabilities	2,587	9,746	11,015	9,361	14,280
Non current liabilities	3,765	1,458	319	308	145

Total liabilities	6,352	11,204	11,334	9,669	14,425

Minority interest	945	480	469	985	281
Shareholders’ equity	1,083	547	532	1,166	341

Total liabilities, minority interest and Shareholders’ equity	8,380	12,231	12,335	11,820	15,047

4. Summary comparative consolidated statements of operations

	Six-month periods ended June 30,
	2006	2005	2004	2003	2002
Net sales	3,357	2,585	2,070	1,750	2,294
Operating costs	(2,939)	(2,364)	(1,939)	(1,758)	(2,316)

Operating income (loss)	418	221	131	(8)	(22)
Equity gain (loss) from related companies	6	7	—	—	(16)
Amortization of goodwill	—	—	—	—	(7)
Financial results, net	(296)	299	(298)	1,019	(6,920)
Other expenses, net	(87)	(50)	(55)	(87)	(85)
Gain (loss) on debt restructuring	—	(15)	—	374	—

Net income (loss) before income tax and minority interest	41	462	(222)	1,298	(7,050)
Income tax benefit (expense), net	66	(3)	(8)	—	2,390
Minority interest	(55)	(210)	103	(595)	2,125

Net income (loss)	52	249	(127)	703	(2,535)

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5. Statistical data (in physical units)

❖ Fixed telephone service

June 30,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Installed lines	3,862,719	7,284	3,821,595	13,936	3,801,410	591	3,800,300	(2,224)	3,802,394	352
Lines in service (a)	3,996,919	30,602	3,853,561	35,082	3,700,622	27,076	3,578,557	18,640	3,632,259	(113,556)
Customers lines	3,663,152	25,928	3,534,019	27,874	3,409,261	29,235	3,285,070	18,681	3,331,263	(110,311)
Public phones installed	82,308	276	83,762	339	81,411	737	79,360	20	79,679	470
Lines in service per 100 inhabitants (b)	20.9	0.1	20.4	0.2	19.7	0.1	19.2	—	19.7	(0.7)
Lines in service per employee	352	4	340	1	323	3	332	10	318	(18)

(a)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)	Corresponding to the northern region of Argentina.

❖ Cellular telephone service

Personal

June 30,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	2,492,000	188,000	1,489,000	304,000	662,000	109,000	416,000	(11,000)	570,000	(77,000)
Prepaid subscribers	4,382,000	335,000	3,324,000	286,000	2,439,000	139,000	1,838,000	29,000	1,546,000	85,000

Total subscribers	6,874,000	523,000	4,813,000	590,000	3,101,000	248,000	2,254,000	18,000	2,116,000	8,000

Nucleo

June 30,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	127,000	4,000	107,000	9,000	88,000	6,000	74,000	2,000	78,000	4,000
Prepaid subscribers	664,000	97,000	460,000	23,000	388,000	(65,000)	442,000	(2,000)	467,000	(1,000)

Total subscribers	791,000	101,000	567,000	32,000	476,000	(59,000)	516,000	—	545,000	3,000

❖ Internet

June 30,	2006		2005		2004		2003		2002
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Dial Up subscribers	110,000	—	138,000	(5,000)	151,000	—	146,000	4,000	153,000	(6,000)
ADSL subscribers	300,000	44,000	162,000	23,000	95,000	14,000	55,000	7,000	35,000	2,000

Total subscribers	410,000	44,000	300,000	18,000	246,000	14,000	201,000	11,000	188,000	(4,000)

6. Consolidated ratios

June 30,	2006	2005	2004	2003	2002
Liquidity (1)	0.58	0.50	0.36	0.22	0.16

Solvency (2)	0.32	0.09	0.09	0.22	0.04

Locked up capital (3)	0.82	0.61	0.68	0.83	0.85

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest /Total liabilities.
(3)	Non current assets/Total assets.

7. Outlook

From the macroeconomic point of view, during 1H06, Argentina’s economy showed that the expanding phases of previous periods still continue. The indicators of consumption, production and on economic activity in general, again showed important inter-annual increases. The telecommunications industry will face another year of open expansion due to the economic context. However, this economic growth is taking place in an inflation context. For some quarters now, inflation evolution has been of main concern, not only for the national authorities but also for the private sector and the public in general. Price indicators continued to show increases higher than those shown in previous quarters, with a certain downward turning. Economic and monetary authorities think this fact is of main concern, and have taken specific action (such as specific agreements) to counterbalance this effect and achieve a deceleration in price evolution. On the other hand, the National Government continues to show high levels of fiscal and commercial surplus, mainly due to a growth in tax collection and to an adequate expenditure. It should be noted that the latter has shown an increase due to the fact that both the passive and the public sector were granted wage increases.

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

With respect to the operations of the Telecom Group, the fixed-line business continued to register increases in the number of lines in service and levels of traffic and ADSL connections, but the incremental costs caused by the inflationary effect affected the margin of the business. However, the Telecom Group continues with a higher level of operating profit.

The cellular business continued with the sustained growth of the customer base and the levels of traffic, although the market environment is highly competitive. This implied a substantial growth in sales and an increase in commercial costs, mainly vendor commissions and handset subsidies. This permitted to capture a higher number of customers, but affected the margin of the business.

With respect to the financial debt, and due to the completion of the restructuring process and the effective generation of funds, Telecom has reduced its financial debt significantly. This fact allowed the Telecom Group to achieve the coverage and leverage ratios generally accepted in this region and this industry.

The strategies adopted by the Telecom Group were the necessary step so the Telecom Group could continue to work hard in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow to address the increasing demand of the telecommunications market. This will allow the Telecom Group to continue undertaking important investment projects in areas and services that have the potential to contribute a substantial increase in the generation of operating cash flow and an improvement in the levels of profitability of the Telecom Group, such as the cellular and Internet businesses.

Ricardo Alberto Ferreiro
Vice-president and acting president

V

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of September 30, 2006 and December 31, 2005 and for the nine-month periods ended September 30, 2006 and 2005

$ : Argentine peso

US$ : US dollar

$3.104 = US$1 as of September 30, 2006

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of September 30, 2006 and December 31, 2005

(In millions of Argentine pesos - see Note 3.c)

	As of September 30, 2006 (unaudited)	As of December 31, 2005
ASSETS
Current Assets
Cash and banks	$25	$46
Investments, net	867	604
Accounts receivable, net	715	705
Other receivables	99	86
Inventories, net	178	104
Other assets, net	21	5

Total current assets	1,905	1,550

Non-Current Assets
Other receivables, net	355	269
Investments	2	2
Fixed assets, net	5,635	5,959
Intangible assets, net	768	764
Other assets, net	19	21

Total non-current assets	6,779	7,015

TOTAL ASSETS	$8,684	$8,565

LIABILITIES
Current Liabilities
Accounts payable	$1,187	$834
Debt	1,143	905
Salaries and social security payable	118	104
Taxes payable	213	224
Other liabilities	30	31
Contingencies	128	110

Total current liabilities	2,819	2,208

Non-Current Liabilities
Debt	3,367	3,996
Salaries and social security payable	30	30
Taxes payable	48	92
Other liabilities	80	78
Contingencies	232	247

Total non-current liabilities	3,757	4,443

TOTAL LIABILITIES	$6,576	$6,651

Minority interest	987	886
SHAREHOLDERS’ EQUITY	$1,121	$1,028

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$8,684	$8,565

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci
President

1

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the nine-month periods ended September 30, 2006 and 2005

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the nine-month periods ended September 30,
	2006	2005
Net sales	$5,262	$4,057
Cost of services	(3,177)	(2,667)

Gross profit	2,085	1,390
General and administrative expenses	(208)	(172)
Selling expenses	(1,203)	(872)

Operating income	674	346
Equity gain from related companies	6	7
Financial results, net	(412)	91
Other expenses, net	(130)	(109)
Gain on debt restructuring	—	1,424

Net income before income tax and minority interest	138	1,759
Income tax, net	38	(134)
Minority interest	(90)	(739)

Net income	$86	$886

Net income per ordinary share	5.72	82.57

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci
President

2

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2006 and 2005

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated results
	Capital Stock
Concept	Common stock	Preferred shares	Inflation adjustment to capital stock	Share issue premiuns (1)	Total	Legal reserve	Foreign currency translation adjustments	Retained earnings/ (Accumulated deficit)	Total	Total Share- holders’ equity
Balances as of January 1, 2005	$53	25	125	896	1,099	162	13	(977)	(802)	$297
Adjustments resulting from translation of financial statements of foreign subsidiaries	—	—	—	—	—	—	3	—	3	3
Net income	—	—	—	—	—	—	—	886	886	886

Balances as of September 30, 2005	$53	25	125	896	1,099	162	16	(91)	87	$1,186

Balances as of January 1, 2006	$53	25	125	896	1,099	162	17	(250)	(71)	$1,028
Adjustments resulting from translation of financial statements of foreign subsidiaries	—	—	—	—	—	—	7	—	7	7
Net income	—	—	—	—	—	—	—	86	86	86

Balances as of September 30, 2006	$53	25	125	896	1,099	162	24	(164)	22	$1,121

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci
President

3

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the nine-month periods ended September 30, 2006 and 2005

(In millions of Argentine pesos - see Note 3.c)

	For the nine-month periods ended September 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$86	$886
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	89	33
Depreciation of fixed assets	1,018	1,100
Amortization of intangible assets	37	34
Equity gain from related companies	(6)	(7)
Consumption of materials	45	45
(Gain) loss on disposal of fixed assets	(7)	7
Provision for contingencies	128	112
Holdings results on inventories	3	13
Interest and other financial results on loans	487	(344)
Gain on debt restructuring	—	(1,424)
Income tax	(67)	123
Minority interest	90	739
Net increase in assets	(189)	(142)
Net increase in liabilities	147	244

Total cash flows provided by operating activities	1,861	1,419

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(642)	(407)
Intangible asset acquisitions	(2)	(13)
Proceeds for the sale of fixed assets	11	—
Decrease in investments not considered as cash and cash equivalents	45	667

Total cash flows provided by (used in) investing activities	(588)	247

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	34	30
Payment of debt	(745)	(3,286)
Payment of interest and debt-related expenses	(276)	(805)
Payment of capital reimbursement of Nucleo	(4)	—

Total cash flows used in financing activities	(991)	(4,061)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	282	(2,395)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	610	2,950

CASH AND CASH EQUIVALENTS AT PERIOD END	$892	$555

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci
President

4

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Index to the Notes to the Unaudited Consolidated Financial Statements

(Notes 1 to 15 to the Consolidated Financial Statements are in millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1.	The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina or Telecom”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2.	Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

6

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of September 30, 2006

As of September 30, 2006, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	Value added services, data transmission, videoconferencing and broadcasting signal services; and

-	Internet access.

As of September 30, 2006, the Telecom Argentina’s subsidiaries have been granted the following licenses:

-

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	the interruption of all or a substantial portion of service;

-	the serious non-performance of material obligations;

-	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

-	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

-

the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities;

-	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

-	any encumbrance of the license;

-	the voluntary insolvency proceedings or bankruptcy of Personal and,

-	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

Nucleo’s licenses are revocable mainly in the case of:

-	interruption of services;

-	the bankruptcy of Nucleo and,

-	non-compliance with certain obligations.

7

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

-	The pesification of tariffs;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of tariffs for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. In December 2004, the Argentine Government enacted Law No. 25,972 pursuant to which this term was extended through December 31, 2005. In January 2006, the Argentine Government enacted Law No. 26,077 pursuant to which this term was extended through December 31, 2006.

In May 2004, Telecom Argentina signed a Letter of Understanding with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to conclude before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Telecom Argentina has fulfilled its commitments; however, at the due date of the Letter, the Argentine Government has not made a specific offer with regard to the renegotiation of the tariffs.

8

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework of the Telecom Group (continued)

(d) New Letter of Understanding with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) (Renegotiation and Analysis of Contracts of Public Services Division)

On March 6, 2006, Telecom Argentina signed a Letter of Understanding with the UNIREN on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter shall constitute the necessary background for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (Minutes of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Law No. 25,561.

The main terms and conditions of the Letter of Understanding include:

•

The technical supervising offices (CNC and UNIREN) have determined that Telecom Argentina satisfactorily complied with most requirements contemplated in the Transfer Agreement and by the regulatory framework; and those requirements not fulfilled had been dealt with through sanctions. Some matters relating to Telecom Argentina’s usual and regular activities as a Licensee remain pending and should be determined by June 30, 2006. The Regulatory Authority is currently analyzing these matters, so their fulfillment shall be gradually complied;

•	Telecom Argentina’s commitment to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications companies that shall take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect stockholders Telecom Italia S.p.A. and W de Argentina Inversiones SL, to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and to the License granted to Telecom Argentina by Decree No. 2,347/90, after 30 days from the end of the public hearing which shall be convened to deal with the Letter of Understanding have elapsed, and to discontinue said claims, appeals and petitions after the Minutes of Agreement of the Renegotiation have been ratified;

•

An adjustment shall be made to increase the ending termination charge of international incoming calls to a local area to be equivalent to international values, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter of Understanding was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions shall form the foundation for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes.

Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of Telecom Argentina’s management that the renegotiation agreement process will be successfully completed.

(e) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

9

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2.	Regulatory framework (continued)

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance —in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network—, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than six years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after five years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of September 30, 2006, this provision amounted to $85.

SC Resolution No. 99/05 requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibits billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a) discontinue billing SU amounts to customers;

b) reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c) identify the reimbursed amounts in the invoices; and

d) file certain information to the regulatory authority for the verification of the reimbursements.

All the resolutions were properly appealed. However, considering the situation, management decided to reimburse the SU amounts billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal has reimbursed the SU amounts as mandated by the resolutions, it will not surrender any of its rights to consider the resolutions as illegitimate and without merit.

During January and February 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (an amount of $15), and during the period May-September 2006, reimbursed the SU amounts billed to its former and inactive post-paid customers (an amount of $4).

3.	Preparation of financial statements

(a) Basis of presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

10

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.	Preparation of financial statements (continued)

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), which establishes new accounting and disclosure standards under Argentine GAAP. These standards are effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

“Impairment of Long-lived Assets”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Under the old accounting standard, the Telecom Group periodically evaluated the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset was considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. Fair market value was determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new accounting standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The Telecom Group has evaluated the effect of the adoption of this new accounting standard and determined that it has no impact in its long-lived assets valuation.

“Disclosure of Foreign Currency Translation Adjustments”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which required disclosure of the adjustments resulting from foreign currency translation as a component of equity. Under the old accounting standard, foreign currency translation adjustments were accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amounted to $31 as of December 31, 2005. As required by Argentine GAAP, prior year balances have been reclassified to conform with this new criteria.

In June 2006, the CPCECABA approved RT 23, “Accounting for post-employment and other long-term employee benefits”. This standard will be effective for the Company as from January 1, 2007. As of the date of these consolidated financial statements, the CNV has not yet adopted this standard; however, management of the Company is evaluating the effect of the adoption of this new accounting standard.

(b) Basis of consolidation

These unaudited consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of September 30, 2006 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%

Wireless	Personal	99.99%
	Nucleo	67.50%
	Cable Insignia S.A. (“Cable Insignia”) (iii)	75.00%

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at September 30, 2006.
(iii)	Dormant entity. In process of liquidation (see Note 7.c).

11

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.	Preparation of financial statements (continued)

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the CPCECABA, approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the period ended September 30, 2006, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003 (*) (I)	As reported (**) (II)	Effect (I) – (II)
Total assets	8,604	8,684	(80)
Total liabilities	6,576	6,576	—
Minority interest	950	987	(37)
Shareholders’ equity	1,078	1,121	(43)
Net income	93	86	7

(*)	As required by Argentine GAAP.
(**)	As required by CNV resolution.

12

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3.	Preparation of financial statements (continued)

(d) Interim financial information

The accompanying September 30, 2006 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(h) Concentration of credit risk

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 4,056,000 (unaudited) at September 30, 2006 and 3,906,000 (unaudited) at September 30, 2005 and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 2,804,000 (unaudited) at September 30, 2006 and 1,841,000 (unaudited) at September 30, 2005.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company calculates net income (loss) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Nine-month periods ended September 30,
	2006	2005
Net income in the statements of income	$86	$886
Less: Results corresponding to Class “A” and Class “B” preferred shares	(55.5)	(445.9)

Total results used to calculate earning per ordinary share.	$30.5	$440.1

13

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section (see Note 3.a).

(b) Revenue recognition

The Telecom Group’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as Deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

14

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

The net carrying value of these capitalized costs was $236 as of September 30, 2006 and $314 as of December 31, 2005 and will be fully amortized through fiscal year 2008.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at year-end.

15

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

As mentioned in Note 3.h, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below (except for deferred tax assets and liabilities and credits on minimum presumed income tax), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and credits on minimum presumed income tax are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.) which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 7.9% of the total net book value of the transferred buildings, representing $16 of net carrying value as of September 30, 2006. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

16

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $12 and $10 for the nine-month periods ended September 30, 2006 and 2005, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	11-50
Tower and pole	12-20
Transmission equipment	7-9
Switching equipment	7-9
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-9
Installations	4-12
Computer equipment	5-6

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

- PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses are amortized under the straight-line method over 10 years through fiscal year 2007.

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

17

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 10% for the nine-month period ended September 30, 2006 and 20% for the nine-month period ended September 30, 2005, respectively.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2005. However, there are remaining tax loss carryforwards as of September 30, 2006. Accordingly, the Telecom Group has determined an additional proportional charge for the nine-month period ended September 30, 2006 for the tax on minimum presumed income of $33, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

18

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the nine-month periods ended September 30, 2006 and 2005.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of September 30, 2006 and December 31, 2005.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court.

The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criteria was used by Telecom Argentina to account for its debt restructuring in August 2005 and by Personal to value its November 2004’s restructured debt (this debt was fully settled in December 2005 and the new debt was valued as indicated in 3.e before). Additional information is given in Note 8.

(r) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

19

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

(s) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, Telecom Argentina adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that Telecom Argentina’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, Telecom Argentina considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Telecom Argentina does not enter into derivative contracts for speculative purposes.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the nine-month periods ended September 30, 2006 and 2005 are shown in Note 15.h. under the line item “Advertising expenses”.

(v) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each period end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

20

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4.	Summary of significant accounting policies (continued)

The grounds for this position include:

➢	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

➢	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

➢	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

(w) Gain on debt restructuring

It corresponded to the net gain related to the final step of the 2005 debt restructuring process. Due to the unusual nature of the debt restructuring process carried out by Telecom, the gain on debt restructuring was included in a separate line item in the statement of income entitled “Gain on debt restructuring”.

5.	Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of September 30, 2006	As of December 31, 2005
Cash	$8	$12
Banks	17	34

	$25	$46

(b)	Investments

Investments consist of the following:

	As of September 30, 2006	As of December 31, 2005
Current
Time deposits	$809	$559
Government bonds, equity investments and mutual funds	58	45

	$867	$604

Non current
2003 Telecommunications Fund	$2	$2

	$2	$2

(c) Accounts receivable

Accounts receivable consist of the following:

	As of September 30, 2006	As of December 31, 2005
Current
Voice, data and Internet	$402	$403
Wireless (i)	400	363
Wireless – related parties (Note 7)	4	4
Directories publishing	19	36

Subtotal	825	806
Allowance for doubtful accounts	(110)	(101)

	$715	$705

(i)	Includes $27 as of September 30, 2006 and $26 as of December 31, 2005 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of September 30, 2006	As of December 31, 2005
Current
Tax credits	$30	$28
Prepaid expenses	34	24
Restricted funds	17	10
Other	28	30

Subtotal	109	92
Allowance for doubtful accounts	(10)	(6)

	$99	$86

Non current
Credit on minimum presumed income tax (i)	$283	$246
Prepaid expenses	13	12
Other tax credits	12	10
Restricted funds	11	7
Derivatives	44	—
Other	4	4

Subtotal	367	279
Allowance for doubtful accounts	(12)	(10)

	$355	$269

(i)	Considering the current expiration period (10 years), Telecom Argentina considers the ultimate realization of the credit to be more likely than not based on current projections.

21

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(e) Inventories

Inventories consist of the following:

	As of September 30, 2006	As of December 31, 2005
Wireless handsets and equipment	$189	$113
Allowance for obsolescence	(11)	(9)

	$178	$104

(f) Other assets

Other assets consist of the following:

	As of September 30, 2006	As of December 31, 2005
Current
Fixed assets held for sale	$12	$3
Deferred printing cost	4	1
Raw materials	11	2

Subtotal	$27	$6
Allowance for other assets	(6)	(1)

	$21	$5

Non current
Fixed assets held for sale	$27	$31
Allowance for other assets	(8)	(10)

	$19	$21

(g) Fixed assets

Fixed assets consist of the following:

	As of September 30, 2006	As of December 31, 2005
Net carrying value (Note 15.a)	$5,658	$5,959
Allowance for obsolescence	(23)	—

	$5,635	$5,959

(h)	Accounts payable

Accounts payable consist of the following:

	As of September 30, 2006	As of December 31, 2005
Current
Suppliers	$1,000	$679
Deferred revenues	98	80
Agent commissions	42	37
SU reimbursement	6	25
Related parties (Note 7)	41	13

	$1,187	$834

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of September 30, 2006	As of December 31, 2005
Current
Vacation, bonuses and social security payable	$102	$84
Special termination benefits	14	14
Other	2	6

	$118	$104

Non current
Special termination benefits	$30	$30

	$30	$30

(j) Taxes payable

Taxes payable consist of the following:

	As of September 30, 2006	As of December 31, 2005
Current
Tax on Universal Service	$85	$61
Turnover tax	43	46
VAT, net	30	41
Income tax, net (i)	2	30
Tax on minimum presumed income, net	19	9
Regulatory fees	9	8
Internal taxes	12	9
Other	13	20

	$213	$224

Non current
Deferred tax liabilities (i)	$48	$92

(i)	See Note 10.

22

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of September 30, 2006	As of December 31, 2005
Current
Contributions to government programs	$13	$13
Deferred revenue on sale of capacity and related services	2	2
Court fee	3	3
Guarantees received	5	4
Other	7	9

	$30	$31

Non current
Deferred revenue on sale of capacity and related services	$31	$32
Asset retirement obligations	21	21
Court fee	14	15
Retirement benefits (i)	11	10
Other	3	—

	$80	$78

(i)	See Note 15.II.c

(l) Net sales

Net sales consist of the following:

	Nine-month periods ended September 30,
	2006	2005
Voice	$1,838	$1,780
Data	121	112
Internet	290	230

Subtotal	2,249	2,122
Wireless	2,993	1,918
Directories publishing	20	17

	$5,262	$4,057

(m) Equity gain from related companies

Equity gain from related companies consists of the following:

	Nine-month periods ended September 30,
	2006	2005
Gain on capital reimbursement of Nucleo	6	—
Gain on sale of equity interest in Intelsat Ltd	—	7

	$6	$7

(n) Financial results, net

Financial results, net consist of the following:

	Nine-month periods ended
	September 30, 2006	September 30, 2005
Generated by assets
Interest income	$58	$89
Foreign currency exchange gain (loss)	9	(291)
Holding losses on inventories	(3)	(13)
Other	10	(14)

Total generated by assets	$74	$(229)

Generated by liabilities
Interest expense (i)	$(279)	$(575)
Loss on discounting of debt	(79)	(30)
Less capitalized interest on fixed assets	12	10
Foreign currency exchange gain (loss)	(210)	940
Gain on derivatives	70	(27)
Other	—	2

Total generated by liabilities	$(486)	$320

	$(412)	$91

(i)	Includes $82 as of September 30, 2005, corresponding to penalty interests.

(o) Other expenses, net

Other expenses, net consist of the following:

	Nine-month periods ended September 30,
	2006	2005
Provision for contingencies	$(71)	$(63)
Severance indemnities and special termination benefits	(28)	(30)
Allowance for obsolescence of materials	(23)	—
Allowance for doubtful accounts and other assets	(11)	(14)
Allowance for obsolescence of inventories	(4)	—
SU reimbursement	—	(11)
Other, net	7	9

	$(130)	$(109)

23

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5.	Breakdown of the main accounts (continued)

(p) Gain on debt restructuring

Gain on debt restructuring consist of the following:

	Nine-month periods ended September 30,
	2006	2005
Discount on principal	$—	$167
Discount on accrued and penalty interest	—	984
Gain on discounting of debt	—	352

Subtotal before related expenses and income tax	—	1,503
Other related expenses	—	(79)

	$—	$1,424

6.	Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years/periods shown in the statements of cash flows:

	As of September 30,		As of December 31,
	2006	2005	2005	2004
Cash and banks	$25	$21	$46	$32
Current investments	867	574	604	3,640

Total as per balance sheet	$892	$595	$650	$3,672
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	—	—	(463)
- Government bonds (i)	—	(40)	(40)	(251)
- Equity investments	—	—	—	(8)

Total cash and cash equivalents as shown in the statement of cash flows	$892	$555	$610	$2,950

(i)	Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Nine-month periods ended September 30,
	2006	2005
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(6)	$18
Trade accounts receivable	(55)	(39)
Other receivables	(33)	(26)
Inventories	(83)	(84)
Other assets	(12)	(11)

	$(189)	$(142)

Net (decrease) increase in liabilities
Accounts payable	$282	$294
Salaries and social benefits payable	13	10
Taxes payable	(22)	(29)
Other liabilities	(1)	1
Contingencies	(125)	(32)

	$147	$244

Income taxes paid during the nine-month period ended September 30, 2006 amounted to $29. Interest paid during the nine-month periods ended September 30, 2006 and 2005, amounted to $276 and $805, respectively.

•	Non-cash investing and financing activities:

	Nine-month periods ended September 30,
	2006	2005
Acquisition of fixed assets through incurrence of accounts payable	$212	$115
Capitalized interest on fixed assets	12	10
Wireless handsets lent to customers at no cost (i)	3	2
Provision for minimum presumed income tax	33	28
Derivatives	70	—
Foreign currency translation adjustments in loans	12	—

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

24

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6.	Supplementary cash flow information (continued)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Nine-month periods ended September 30,
	2006	2005
Government bonds with maturities of more than three months	$45	$212
Time deposits with maturities of more than three months	—	442
Proceeds for the sale of equity investments	—	13

Total cash flows from investments not considered as cash equivalents	$45	$667

Financing activities components:

	Nine-month periods ended September 30,
	2006	2005
Debt proceeds	$34	$30
Payment of Notes	(663)	(3,199)
Payment of bank loans	(82)	(87)
Payment of interest on Notes	(164)	(692)
Payment of interest on bank loans	(64)	(46)
Payment of debt restructuring related expenses	(48)	(67)
Payment of capital reimbursement of Nucleo	(4)	—

Total financing activities components	$(991)	$(4,061)

7 -	Related party transactions

Related parties are those legal entities or individuals which are related to the Telecom Italia Group or to W de Argentina – Inversiones S.L., other than Sofora or any related company as defined under Law No. 19550, Section 33 (subsidiaries or unconsolidated companies).

(a) Balances and transactions with related parties

The Telecom Group has transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties as of September 30, 2006 and December 31, 2005 and for the nine-month periods ended September 30, 2006 and 2005:

	Transaction description	As of September 30, 2006	As of December 31, 2005
Accounts receivable
Telecom Italia S.p.A. (a) (d)	Roaming	$1	$3
TIM Celular S.A. (a)	Roaming	3	1

		$4	$4

Accounts payable:
Telecom Italia S.p.A. (a) (d)	Fees for services	$10	$5
Telecom Italia Sparkle S.p.A. (a)	Rights of use	22	1
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	2	4
Entel S.A. (Bolivia) (a)	International outbound calls	1	—
Etec S.A. (a)	International outbound calls	1	—
Latin American Nautilus Argentina S.A. (a)	International outbound calls	3	—
Latin American Nautilus USA Inc (a)	International outbound calls	1	1
La Caja Aseguradora de Riesgos del Trabajo ART S.A (b)	Insurance	1	1
TIM SUL S.A. (c)	International outbound calls	—	1

		$41	$13

		Nine-month periods ended September 30,
	Transaction description	2006	2005
Services rendered:
Related parties as of September 30, 2006
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$2	$2
Entel S.A. (Bolivia) (a)	International inbound calls	1	1
Latin American Nautilus Argentina S.A. (a)	International inbound calls	1	—
Telecom Italia S.p.A. (a) (d)	Roaming	3	3
TIM Celular S.A. (a)	Roaming	7	4
Former related parties (e)
Entel Chile S.A. (c)	International inbound calls	—	5
Golden Lines (c)	International inbound calls	—	1
Entel PCS Telecomunicaciones S.A. (c)	Roaming	—	5
Corporacion Digitel (c)	Roaming	—	1

Total net sales		$14	$22

25

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 -	Related party transactions (continued)

		Nine-month periods ended September 30,
	Transaction description	2006	2005
Services received:
Related parties as of September 30, 2006
Telecom Italia S.p.A. (a) (d)	Fees for services and roaming	13	14
Entel S.A. (Bolivia) (a)	International outbound calls	3	3
Etec S.A. (a)	International outbound calls	3	4
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	7	6
TIM Celular S.A. (a)	Roaming	3	2
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	3	1
Latin American Nautilus USA Inc (a)	International outbound calls	1	1
Latin American Nautilus Argentina S.A. (a)	Lease of circuits	1	—
La Caja Aseguradora de Riesgos del Trabajo ART S.A (b)	Insurance (*)	4	3
Caja de Seguros S.A. (b)	Insurance	1	1
Former related parties (e)
Tel3 S.A. (c)	Fees for services	—	8
Entel Chile S.A. (c)	International outbound calls	—	5
Entel PCS Telecomunicaciones S.A. (c)	Roaming	—	1
Golden Lines (c)	Roaming	—	1

Total operating costs		$39	$50

(*)	Shown in Note 16.h. under the line item “Salaries and social security”.

	Nine-month periods ended September 30,
	2006	2005
Purchases of fixed assets/intangible assets:
Related parties as of September 30, 2006
Telecom Italia Sparkle (a)	$20	$—
Italtel Argentina S.A. (a)	30	—
Former related parties (e)
Tel3 S.A. (c)	—	3
Pirelli Energía Cables y Sistemas de Argentina S.A. (c)	—	6

Total fixed assets and intangible assets	$50	$9

(a)	Such companies form part of Telecom Italia Group.
(b)	Such companies form part of W de Argentina—Inversiones S.L.
(c)	These companies were a related party before September 30, 2006.
(d)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.
(e)	These entities are no longer related parties at September 30, 2006.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(b) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and the distribution of its balances, corresponding $0.4 million to Personal.

(c) Sale of the interest in Intelsat Ltd.

In December 2004, the Board of Directors of Telecom Argentina authorized the sale of its equity interest in Intelsat to Zeus Holdings Limited for US$ 5 million. The sale transaction was completed in the first quarter of 2005 generating a gain of approximately $7.

26

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group

8.1.	The Telecom Group’s short-term and long-term debt

As of September 30, 2006 and as of December 31, 2005 the Telecom Group’s short-term and long-term debt comprises the following:

	As of September 30, 2006	As of December 31, 2005
Short-term debt:
- Principal:
Notes	$820	$761
Bank loans	174	39

Subtotal	994	800
- Accrued interest	123	59
- Derivatives	26	46

Total short-term debt	$1,143	$905

Long-term debt:
- Principal:
Notes	$3,351	$3,856
Bank loans	214	386

Subtotal	3,565	4,242
- Effect on discounting of debt	(198)	(277)
- Derivatives	—	31

Total long-term debt	$3,367	$3,996

Total debt	$4,510	$4,901

The following table segregates the Telecom Group’s debt by company as of September 30, 2006:

	Telecom	Personal	Nucleo	Consolidated
Restructured debt
♦ Principal	3,302	1,232	25	4,559
❑ Accrued interest	99	24	—	123

Subtotal	3,401	1,256	25	4,682
❑ Effect on discounting of debt	(198)	—	—	(198)
❑ Derivatives	26	—	—	26

Total restructured debt	3,229	1,256	25	4,510

• Current	880	253	10	1,143
• Non current	2,349	1,003	15	3,367

8.2.	Restructured debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. Telecom Argentina issued Series A and B Notes and made mandatory and optional payments which effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. Since October 2005 until October 2006, Telecom Argentina has made mandatory and optional principal prepayments which prepaid all principal amortization payments originally scheduled up to April 2009 and 75% of the principal amortization payment originally scheduled on October 2009.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors is available for collection provided they follow certain collection procedures.

•	New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

27

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

At the issuance, the new Notes had received a rating of B- by both Standard & Poors International Ratings LLC, Argentine branch and Fitch Ratings. In April 2006, this rating was improved to B by both rating agencies. In October 2006, Standard & Poor’s upgraded the rating of Telecom Argentina to B+ from B in the international scale and to raA+ from raBBB in the local scale.

Covenants

Mandatory prepayments

If Telecom Argentina generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally shall be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash shall be measured semi-annually based on the consolidated financial statements of Telecom Argentina (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash must be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively. On April 18, 2006, Telecom made a cash payment of $663 corresponding both to “excess cash” determined for the period ended on December 31, 2005 and to an additional prepayment on the notes. On October 17, 2006, Telecom made a cash payment of $322 corresponding both to “excess cash” determined for the period ended on June 30, 2006 and an to additional prepayment on the notes.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes may be redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom will make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the new Notes require that Telecom Argentina complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom Argentina cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

28

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

Additional information on the terms and conditions is available at the sites www.sec.gov and www.cnv.gov.ar and in the restructuring section of Telecom Argentina’s website. These websites are not an integral part of these consolidated financial statements.

On March 27, 2006, Telecom Argentina held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom Argentina and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. Telecom Argentina paid to the noteholders that voted the amendments consent fees for $18. Additional information on the accounting treatment of this operation is given in Note 4.l.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Additional information on the terms and conditions is available at the sites www.sec.gov and www.cnv.gov.ar and in the restructuring section of Telecom Argentina’s website. These websites are not an integral part of these consolidated financial statements.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

29

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, if corresponds).

Main characteristics of the new Notes

The following table shows the outstanding series of Notes as of September 30, 2006:

Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Book value at September 30, 2006 (in million of $)					Fair value as of September 30, 2006
					Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 75	October 2014	233	6	239	(22)	217	232
A-1	2	Euro 493	Euro 379	October 2014	1,492	33	1,525	(129)	1,396	1,468
B-1	—	US$ 933	US$ 350	October 2011	1,086	51	1,137	(3)	1,134	1,156

					2,811	90	2,901	(154)	2,747	2,856

Unlisted
A-2	1	US$ 7	US$ 6	October 2014	18	—	18	(2)	16	17
A-2	2	Euro 41	Euro 32	October 2014	124	3	127	(11)	116	122
A-2	3	Yen 12,328	Yen 9,475	October 2014	249	2	251	(31)	220	247
A-2	4	$ 26	(**) $ 22	October 2014	23	—	23	—	23	23
B-2	—	US$ 66	US$ 25	October 2011	77	4	81	—	81	82

					491	9	500	(44)	456	(*) 491

					3,302	99	3,401	(198)	3,203	3,347

(*)	Corresponds to the estimates made by Telecom Argentina considering the fair value of the Listed Notes.
(**)	The outstanding debt includes the CER adjustment.

•	Legal actions brought against Telecom Argentina

1. Originated by the “homologation” (judicial approval) of the APE

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

As a consequence of said pronouncement, the injunction enjoining Telecom from disposing of certain of its assets ceased to be in force, holders of the outstanding notes shall have to file new proceedings for collection in case the terms and conditions of the new Notes are not fulfilled and, if such is the case, Telecom shall be authorized to apply the remedies set forth in the Bankruptcy Law if more than a year elapses from the issuance of the resolution of section 59 of the abovementioned law (for example, Telecom Argentina’s voluntary petition for special bankruptcy proceedings—“Concurso Preventivo”- or a new APE reviewing process).

3. Potential judicial claims by non-participant creditors

Telecom Argentina believed that certain non-participating creditors might file actions in the United States of America against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled.

30

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

The Argo Fund appealed the judgment with the District Court, which is still pending. If Telecom Argentina is granted un unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) Telecom Argentina fails to pay certain of its obligations, (ii) certain of Telecom Argentina’s obligations are accelerated, (iii) Telecom Argentina repudiates or declares a moratorium with respect to certain of its obligations, (iv) Telecom Argentina restructures certain of its obligations in a certain way, or (v) Telecom Argentina becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at September 30, 2006 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 410 million	¥ 9.475 million
- Outstanding principal to render subject to contract	US$ 501 million	US$ 84 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 451 million	¥ 9,849 million
- Total principal and interest to be paid	US$ 572 million	US$ 95 million

- Swap estimated market value as of 09.30.06 – (assets) liabilities	(US$ 10.2 million)	US$ 4.5 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3.	Restructured debt of the subsidiaries of Telecom Argentina

(a) Personal

1. New notes

On December 22, 2005, Personal paid down the outstanding notes restructured in 2004 by the creation of a global program for the issuance of non-convertible unsecured and unsubordinated notes for up to a maximum amount of US$ 500 million or its equivalent in other currencies, together with the proceeds from bank loans (as discussed in 2 below) and available cash. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes. At the issuance, the new Notes had received a rating of B- by both Standard & Poors International Ratings LLC, Argentine branch and Fitch Ratings. In April 2006, this rating was improved to B by both rating agencies. In October 2006, Standard & Poor’s upgraded the rating of Telecom Argentina to B+ from B in the international scale and to raA+ from raBBB+ in the local scale.

The following table shows the outstanding series of Notes as of September 30, 2006:

Series	Nominal	Term			Book value as of September 30, 2006 (in million of $)				Fair value as of
	value (in millions)	in years	Maturity Date	Annual rate %	Principal	Accrued interest	Issue discount and underwriting fees	Total	September 30, 2006
1	$ 43	1	12.2006	12,00	43	4	—	47	(b) 47
2	$ 87	3	12.2008	(a) 15,94	87	—	—	87	(b) 87
3	US$ 240	5	12.2010	9,25	745	18	(6)	757	787

				Total	875	22	(6)	891	921

(a)	Floating Badlar plus 6.5%. Badlar for the period September 22, 2006 through December 22, 2006 is 9.44%. Total interest rate cannot be lower than 10% or higher than 20%.
(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

31

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

2. Bank loans

In July 2005, Personal entered into two loan agreements with certain financial institutions aggregating $17 million, the proceeds of which were used to purchase fixed assets. These loans matured in July and September 2006 and were fully cancelled.

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008.

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively.

The following table shows the main characteristics of the syndicated loans as of September 30, 2006:

Loans	Nominal value (in millions)	Term in months	Maturity Date	Annual rate %	Book value at September 30, 2006 (in million of $)
					Principal	Accrued interest	Total
Peso Facility
Tranche A	$57	18	June 2007	12.20	57	—	57
Tranche B	$30	24	December 2007	13.10	30	—	30
Dollar Facility
Tranche A	US$ 34.5	18	June 2007	(a) 7.39	107	—	107
Tranche B	US$ 34.5	24	December 2007	(a) 7.64	107	1	108

				Total	301	1	(b) 302

(a)	These loans were issued at a 3-months LIBOR plus 2% for Tranche A and plus 2.25% for Tranche B. LIBOR for the period September 22, 2006 through December 22, 2006 is 5.39%
(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

✓	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

✓	in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum for the remainder of the time the notes remain outstanding and shall accrue from such dividend payment date at the rate of 9.75% per annum.

The terms and conditions of Personal’s Syndicated loans require that Personal comply with various covenants, including:

❖	Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 1.75:1.0;

❖	Interest Coverage Ratio: the Interest Coverage Ratio (Consolidated quarterly EBITDA / accrued interest for quarterly—including amortization issue discount- ) for any fiscal quarter shall be included in a range between 1.50 and 3.00 to 1.00 over the life of the loans.

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed (a) 3.25 to 1, if such indebtedness is incurred prior to December 31, 2006; or (b) 3.00 to 1, if such indebtedness is incurred thereafter;

c)	Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

32

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 -	Debt of the Telecom Group (continued)

d)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)	Sale and leaseback transactions;

g)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans of Personal provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

Additional information on the terms and conditions is available in the respective documents. These documents are not an integral part of these consolidated financial statements.

(b) Nucleo

In November 2004, Nucleo had completed the restructuring of its outstanding indebtedness with foreign creditors, under which Nucleo had refinanced US$ 59 million in principal amounts maturing on December 27, 2008.

During the first quarter of 2006, Nucleo cancelled its remaining financial debt with banks, which had been refinanced in November 2004, together with the Personal’s Promissory Note. The funds used for said cancellations derived from two loans from banks with operations in Paraguay for a total amount of US$ 9.5 million, and from Nucleo’s own funds (US$ 7.5 million).

At September 30, 2006, the outstanding debt of Nucleo amounts $25 (US$8 million). The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

✓	the reimbursement of the loan and the payment of compensation shall be made in semiannual payments, the later of which to be paid on February 27, 2009.

✓	the debt shall accrue interest at an annual nominal rate of 5.9% for its effective first year, and shall be adjusted according to LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, and among other standard provisions for this type of transaction, the new contracts stipulate that Nucleo is bound to comply with requirements related to the maintenance of the financial ratios (as, for example, Net financial debt/ EBITDA, Financial debt/equity and liquidity ratio).

33

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 -	Shareholders’ equity

9.1 -	Of the Company

As of September 30, 2006 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2%of Sofora’s shares, respectively.

W de Argentina—Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts).

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

♦	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

34

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 -	Shareholders’ equity (continued)

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11

1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	101,7
Non declared and non paid redemption corresponding to fiscal year 2002	55	101,7
Non declared and non paid redemption corresponding to fiscal year 2003	55	101,7
Non declared and non paid redemption corresponding to fiscal year 2004	55	101,7
Non declared and non paid redemption corresponding to fiscal year 2005	55	101,7
Redemption corresponding to fiscal year 2006 and thereafter	42	76,5

	317	585

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	35,1
Corresponding to fiscal year 2002	19	35,1
Corresponding to fiscal year 2003	19	35,1
Corresponding to fiscal year 2004	19	35,1
Corresponding to fiscal year 2005	19	35,1
Corresponding to fiscal year 2006	14	26,5

	109	202

	426	787

♦	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a) Class “B” preferred shares are not redeemable.

b) A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

35

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 -	Shareholders’ equity (continued)

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At September 30, 2006, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

♦	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

9.2 – Of Telecom Argentina

(a) Common stock

At September 30, 2006, Telecom Argentina had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 438,526,927 shares of $1 par value Class B Common Stock and 43,819,752 shares of $1 par value Class C Common Stock (see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only a portion of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

36

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 -	Shareholders’ equity (continued)

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). According to the provisions of the Argentine Companies Law, Telecom Argentina, having absorbed the Legal reserve in this mandatory absorption, will not be able to distribute dividends until Telecom Argentina absorbs the total amount of accumulated losses and refunds the total amount of $277 corresponding to the Legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Board accepted what was requested, and in the Annual General and Extraordinary Meetings, and the Special Class “C” Meeting, held on April 27, 2006, it was approved that the power for the translation of up to 41,339,464 Class “C” ordinary shares, to the same amount of Class “B” ordinary shares, was delegated on the Board; said translation shall take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP)in each case; and b)the amount of Class “C” shares in good standing for the translation. The Board was granted the power to transfer the powers delegated on the Board by the Meetings, to some of the Board’s members and/or its first line managers.

The Class “C” shares that at present constitute Telecom’s equity, amount to 45,932,738,from which 43,097,745 are part of Banco de la Ciudad de Buenos Aires-Telecom Trust Account, i.e., PPP’s Fund of Guarantee and Repurchase. To this date, all these shares are “blocked” by precautionary measures. The amount of 2,834,993 Class “C” remaining shares is held by individual stockholders.

The powers delegated on the Board for the translation as resolved by the abovementioned Meetings, did not include the Class “C” shares of the Fund of Guarantee and Repurchase which were affected by a precautionary measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada”; said measure prevented the Extraordinary Meeting and Class “C” Shares Special Meeting which Telecom had convened for March 14, 2000, from treating the subject of the translation of the shares of the Fund of Guarantee and Repurchase. Up to this date, said precautionary measure has not been released yet, although at present it is limited to the amount of 4,593,274 shares with the Fund of Guarantee and Repurchase. The Meetings held on April 27, 2006,did not approve the delegation on the Board of the powers for the translation of said shares to Class “B” shares, as said Meetings considered that there exist legal impediments as regards this matter.

On July 25, 2006,and on October 10, 2006, as approved by the Meetings and the CNV and the BCBA, 2,112,986 and 2,104,756 Class “C” Shares, respectively, were converted into Class “B” Shares. As of the date of issuance of these consolidated financial statements, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 440,631,683 shares of $1 par value Class B Common Stock and 41,714,996 shares of $1 par value Class C Common Stock.

37

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 -	Shareholders’ equity (continued)

Of the 41,714,996 Class “C” Shares, 41,435,767 are still part of the Fund of Guarantee and Repurchase and are “blocked” by precautionary measures. The remaining shares are held by individual stockholders.

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law and CNV resolutions, if at the annual shareholders’ meeting, a company’s accumulated losses have absorbed its reserves and at least 50% of its adjusted share capital, a company is required to reduce its capital stock.

The requirements of section 206 were temporarily suspended by governmental decrees until December 10, 2005.

Since Telecom Argentina reported significant accumulated losses for the year ended December 31, 2005, which absorbed Telecom Argentina’s reserves and significantly reduced its shareholders’ equity, Telecom Argentina qualified for mandatory reduction of its capital stock. As a result of this situation, the BCBA decided to transfer the trading of Telecom Argentina’s common stock and the notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions.

Accordingly, the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, approved the absorption of Telecom Argentina’s legal reserve for an amount of $277 and a portion of the inflation adjustment of common stock for an amount of $356 in order to remediate this situation. This absorption did not affect the total Shareholders’ equity and only represented a qualitative variation. As a consequence of the absorption, Telecom Argentina does not qualify for mandatory reduction and, after the BCBA considered the June 2006 financial statements, does not qualify for the Rueda Reducida status either.

10.	Income tax

As described in Note 4.o, the Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17.

Income tax (expense) benefit for the nine-month periods ended September 30, 2006 and 2005 consists of the following:

	Nine-month periods ended September 30,
	2006	2005
Current tax expense(i)	$ (i) (6)	$ (iii) (20)
Deferred tax benefit	(27)	(601)
Valuation allowance	71	487

Income tax benefit	$ (ii) 38	$ (iv) (134)

(i)	Corresponds to Nucleo.
(ii)	Corresponds $44 to Telecom, $(2) to Personal, $(5) to Nucleo and $1 to Publicom.
(iii)	Corresponds $(14) to Telecom and $(6) to Nucleo.
(iv)	Corresponds $(172) to Telecom, $39 to Personal, $(2) to Nucleo and $1 to Publicom.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of September 30, 2006						As of December 31,
	Telecom	Personal	Nucleo	Publicom	Nortel	Total	2005
Tax loss carryforwards	613	154	—	2	$2	$771	$976
Foreign exchange gains and losses	16	4	—	—	—	20	80
Allowance for doubtful accounts	43	28	—	3	—	74	67
Provision for contingencies	92	45	—	3	—	140	127
Other deferred tax assets	56	14	—	1	—	71	59

Total deferred tax assets	820	245	—	9	2	1,076	1,309
Fixed assets	(110)	(57)	2	—	—	(165)	(208)
Inflation adjustments (i)	(655)	(92)	(3)	—	—	(750)	(913)

Total deferred tax liabilities	(765)	(149)	(1)	—	—	(915)	(1,121)

Subtotal deferred tax assets (liabilities)	55	96	(1)	9	2	161	188
- Valuation allowance	(205)	—	—	(2)	(2)	(209)	(280)

Net deferred tax assets (liabilities) as of September 30, 2006	(150)	96	(1)	7	$—	$(48)

Net deferred tax assets (liabilities) As of December 31, 2005	$(194)	$98	$(2)	$6	$—		$92

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

38

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10.	Income tax (continued)

Income tax benefit (expense) for the nine-month periods ended September 30, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Nine-month periods ended September 30,
	2006	2005
Income tax expense at statutory income tax rate on pretax income (loss)	$(50)	$(615)
Non taxable items	17	8
Tax payable	—	(14)
Change in valuation allowance	71	487

Income tax benefit (expense)	$38	$(134)

As of September 30, 2006, the Company and the Telecom Group has accumulated operating tax loss carryforwards of approximately $771. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Personal	Publicom	Total consolidated
2007	1	580	125	—	706
2008	—	—	—	2	2
2009	—	33	—	—	33
2010	1	—	29	—	30

Total	2	613	154	2	771

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. However, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of September 30, 2006, a valuation allowance for an amount of $205 has been provided for Telecom Argentina’s related deferred tax assets. Nortel also has recorded a valuation allowance for its deferred tax assets.

11.	Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

39

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $374 as of September 30, 2006, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements, inventory and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $345 to cover potential losses under these claims.

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Telecom Group, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of September 30, 2006, total claims in these labor lawsuits amounted to $12.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest.

40

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit. Thus, Telecom Argentina has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

Telecom Argentina has a contingent receivable against the National Government amounting to $37.3 which Telecom Argentina estimates it would recover through government bonds in the event judicial appeals are sustained in its favor.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar´s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal. In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

41

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11.	Commitments and contingencies (continued)

Profit sharing bonds

Different legal actions were brought by former employees of Telecom Argentina against the National Government and Telecom Argentina requesting that Decree No. 395/92 – which expressly exempts Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom Argentina and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of Telecom Argentina believes that none of the matters discussed above will have a material adverse effect on Telecom Argentina’s results of operations, liquidity or financial condition.

Certain amounts deposited in Telecom Argentina‘s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2006, these restricted funds totaled $28. Telecom Argentina has reclassified these balances to other receivables on Telecom Argentina’s balance sheet.

12.	Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)

Wireless	Personal
Nucleo
Cable Insignia (ii)

Directories publishing	Publicom

(i)	Dormant entity at September 30, 2006.
(ii)	Dormant entity. In process of liquidation (see Note 7.c).

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the nine-month periods ended September 30, 2006 and 2005, more than 95 percent of the Telecom Group’s revenues were from services provided within Argentina. More than 95% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

42

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12.	Segment information (continued)

For the nine-month period ended September 30, 2006

❑	Income statement information

	Voice, data and Internet	Wireless			Directories	Nortel	Total
	(a)	Personal	Nucleo	Subtotal	publishing
Services	2,249	2,379	240	2,619	20	—	4,888
Handsets	—	369	5	374	—	—	374

Net sales	2,249	2,748	245	2,993	20	—	5,262
Salaries and social security	(488)	(102)	(14)	(116)	(7)	(1)	(612)
Taxes	(128)	(245)	(6)	(251)	(1)	—	(380)
Maintenance, materials and supplies	(178)	(53)	(10)	(63)	(6)	—	(247)
Bad debt expense	(12)	(38)	(1)	(39)	—	—	(51)
Interconnection costs	(119)	—	—	—	—	—	(119)
Cost of international outbound calls	(77)	—	—	—	—	—	(77)
Lease of circuits	(22)	(8)	(10)	(18)	—	—	(40)
Fees for services	(76)	(88)	(7)	(95)	—	(1)	(172)
Advertising	(37)	(96)	(13)	(109)	(3)	—	(149)
Agent commissions and distribution of prepaid cards commissions	(16)	(315)	(34)	(349)	—	—	(365)
Other commissions	(31)	(50)	(3)	(53)	—	—	(84)
Cost of wireless handsets	—	(647)	(8)	(655)	—	—	(655)
Roaming	—	(71)	(2)	(73)	—	—	(73)
Charges for termination of calls coming from other cellular operators (“TLRD”)	—	(282)	(24)	(306)	—	—	(306)
Others	(100)	(91)	(10)	(101)	(2)	—	(203)

Operating income (loss) before depreciation and amortization	965	662	103	765	1	(2)	1,729
Depreciation of fixed assets	(709)	(273)	(36)	(309)	—	—	(1,018)
Amortization of intangible assets	(8)	(14)	(15)	(29)	—	—	(37)

Operating income (loss)	248	375	52	427	1	(2)	674
Equity gain from related companies	—	6	—	6	—	—	6
Financial results, net	(317)	(106)	10	(96)	1	—	(412)
Other expenses, net	(80)	(46)	(1)	(47)	(2)	(1)	(130)

Net income (loss) before income tax and minority interest	(149)	229	61	290	—	(3)	138
Income tax, net	44	(2)	(5)	(7)	1	—	38
Minority interest	—	—	(15)	(15)	—	(75)	(90)

Net income (loss)	(105)	227	41	268	1	(78)	86

(a) Includes net sales of $22, operating income before depreciation of $11, operating profit of $10 and net income of $11 corresponding to Telecom Argentina USA.

❑ Balance sheet information

Fixed assets, net	4,102	1,347	208	1,555	1	—	5,658
Intangible assets, net	121	627	17	644	3	—	768
Capital expenditures (without materials)	284	305	14	319	—	—	603
Depreciation of fixed assets	(709)	(273)	(36)	(309)	—	—	(1,018)
Amortization of intangible assets	(11)	(17)	(15)	(32)	—	—	(43)

❑ Cash flow information

Cash flows provided by (used in) operating activities	1,243	527	95	622	(1)	(3)	1,861

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(301)	(297)	(46)	(343)	—	—	(644)
Decrease in investments not considered as cash and cash equivalents and other concepts	56	—	—	—	—	—	56

Total cash flows used in investing activities	(245)	(297)	(46)	(343)	—	—	(588)

Cash flows from financing activities:
Debt proceeds	—	—	34	34	—	—	34
Payment of debt	(663)	(30)	(52)	(82)	—	—	(745)
Payment of interest and debt-related expenses	(197)	(77)	(2)	(79)	—	—	(276)
Payment of capital reimbursement of Nucleo	—	—	(4)	(4)	—	—	(4)

Total cash flows used in financing activities	(860)	(107)	(24)	(131)	—	—	(991)

Increase (decrease) in cash and cash equivalents	138	123	25	148	(1)	(3)	282
Cash and cash equivalents at the beginning of year	443	154	3	157	2	8	610

Cash and cash equivalents at period-end	581	277	28	305	1	5	892

43

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12.	Segment information (continued)

For the nine-month period ended September 30, 2005

❑	Income statement information

	Voice, data and Internet	Wireless			Directories	Nortel	Total
	(a)	Personal	Nucleo	Subtotal	publishing
Services	2,122	1,552	147	1,699	17	—	3,838
Handsets	—	211	8	219	—	—	219

Net sales	2,122	1,763	155	1,918	17	—	4,057
Salaries and social security	(412)	(72)	(11)	(83)	(9)	—	(504)
Taxes	(122)	(153)	(4)	(157)	(1)	—	(280)
Maintenance, materials and supplies	(153)	(51)	(7)	(58)	(4)	—	(215)
Bad debt expense	(4)	(15)	—	(15)	1	—	(18)
Interconnection costs	(107)	—	—	—	—	—	(107)
Cost of international outbound calls	(72)	—	—	—	—	—	(72)
Lease of circuits	(22)	(7)	(5)	(12)	—	—	(34)
Fees for services	(57)	(43)	(7)	(50)	—	(1)	(108)
Advertising	(29)	(59)	(7)	(66)	(2)	—	(97)
Agent commissions and distribution of prepaid cards commissions	(13)	(223)	(19)	(242)	—	—	(255)
Other commissions	(29)	(28)	—	(28)	—	—	(57)
Cost of wireless handsets	—	(384)	(7)	(391)	—	—	(391)
Roaming	—	(86)	(2)	(88)	—	—	(88)
Charges for TLRD	—	(170)	(14)	(184)	—	—	(184)
Others	(88)	(64)	(11)	(75)	(4)	—	(167)

Operating income (loss) before depreciation and amortization	1,014	408	61	469	(2)	(1)	1,480
Depreciation of fixed assets	(821)	(248)	(30)	(278)	(1)	—	(1,100)
Amortization of intangible assets	(7)	(16)	(11)	(27)	—	—	(34)

Operating income (loss)	186	144	20	164	(3)	(1)	346
Equity gain from related companies	7	—	—	—	—	—	7
Financial results, net	172	(82)	—	(82)	1	—	91
Other expenses, net	(82)	(26)	2	(24)	(2)	(1)	(109)
Loss on debt restructuring	1,424	—	—	—	—	—	1,424

Net income (loss) before income tax and minority interest	1,707	36	22	58	(4)	(2)	1,759
Income tax, net	(172)	39	(2)	37	1	—	(134)
Minority interest	—	—	(4)	(4)	—	(735)	(739)

Net income (loss)	1,535	75	16	91	(3)	(737)	886

(a) Includes net sales of $21, operating income before depreciation of $9, operating profit of $9 and net income of $9 corresponding to Telecom Argentina USA.

❑ Balance sheet information

Fixed assets, net	4,655	1,307	153	1,460	—	—	6,115
Intangible assets, net	74	632	29	661	3	—	738
Capital expenditures (without materials)	149	175	16	191	—	—	340
Depreciation of fixed assets	(821)	(248)	(30)	(278)	(1)	—	(1,100)
Amortization of intangible assets	(10)	(16)	(11)	(27)	—	—	(37)

❑ Cash flow information

Cash flows provided by (used in) operating activities	991	342	89	431	(1)	(2)	1,419

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(210)	(189)	(21)	(210)	—	—	(420)
Decrease in investments not considered as cash and cash equivalents	667	—	—	—	—	—	667

Total cash flows provided by (used in) investing activities	457	(189)	(21)	(210)	—	—	247

Cash flows from financing activities:
Debt proceeds	—	30	—	30	—	—	30
Payment of debt	(3,199)	(19)	(68)	(87)	—	—	(3,286)
Payment of interest and debt-related expenses	(758)	(41)	(6)	(47)	—	—	(805)

Total cash flows used in financing activities	(3,957)	(30)	(74)	(104)	—	—	(4,061)

Increase (decrease) in cash and cash equivalents	(2,509)	123	(6)	117	(1)	(2)	(2,395)
Cash and cash equivalents at the beginning of year	2,850	88	1	89	1	10	2,950

Cash and cash equivalents at year-end	341	211	(5)	206	—	8	555

44

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13.	Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net (loss) income
Year 2006:
March 31,	1,612	543	194	(182)	1
June 30,	1,745	575	224	(114)	51
September 30,	1,905	611	256	(116)	34

	5,262	1,729	674	(412)	86

Year 2005:
March 31,	1,237	507	141	175	152
June 30,	1,348	463	80	124	97
September 30,	1,472	510	125	(208)	637
December 31,	1,661	520	156	(397)	(159)

	5,718	2,000	502	(306)	727

14.	Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of September 30, 2006 (unaudited)	As of December 31, 2005
ASSETS
Current Assets
Investments	5	8

Total current assets	5	8

Non-Current Assets
Investments	1,118	1,022

Total non-current assets	1,118	1,022

TOTAL ASSETS	$1,123	$1,030

LIABILITIES
Current Liabilities
Taxes payable	2	2

Total current liabilities	2	2

TOTAL LIABILITIES	$2	$2

SHAREHOLDERS’ EQUITY	$1,121	$1,028

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,123	$1,030

Statements of income:

	Nine-month periods ended September 30,
	2006	2005
Equity gain from related companies	89	888
General and administrative expenses	$(2)	$(1)
Other expenses, net	(1)	(1)

Net income	$86	$886

Condensed statements of cash flows:

	Nine-month periods ended September 30,
	2006	2005
Cash flows used in operating activities	$(3)	$(2)

Decrease in cash and cash equivalents	(3)	(2)
Cash and cash equivalents at the beginning of year	8	10

Cash and cash equivalents at period end	$5	$8

45

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a) Fixed assets, net

Principal account	Original value
	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	110	—	1	—	—	111
Building	1,503	—	—	3	(1)	1,505
Tower and pole	333	—	5	6	—	344
Transmission equipment	5,283	(*)13	26	90	(30)	5,382
Switching equipment	4,085	10	9	138	—	4,242
Power equipment	544	—	4	7	(2)	553
External wiring	5,971	—	—	69	—	6,040
Telephony equipment and instruments	897	1	15	12	(5)	920
Wireless handsets lent to customers at no cost	347	3	14	—	—	364
Vehicles	127	14	1	—	(12)	130
Furniture	110	1	2	—	—	113
Installations	320	—	4	3	—	327
Improvements in third parties buildings	28	—	—	—	—	28
Computer equipment	2,646	11	16	83	(6)	2,750
Work in progress	222	(**)529	4	(380)	—	375

Subtotal	22,526	582	101	31	(56)	23,184
Asset retirement obligations	21	—	1	—	—	22
Materials	94	(***)152	1	(31)	(45)	171

Total as of September 30, 2006	22,641	734	103	—	(b) (101)	23,377

Total as of September 30, 2005	22,240	408	24	—	(c) (226)	22,446

(*)	Includes $10 transferred from materials.
(**)	Includes $210 transferred from materials.
(***)	Net of $220 transferred to fixed assets.

Principal account	Depreciation						Net carrying	Net carrying
	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period	value as of September 30, 2006	value as of December 31, 2005
Land	—	—	—	—	—	—	111	110
Building	(731)	4 – 10	(47)	—	—	(778)	727	772
Tower and pole	(232)	5 – 8	(13)	(2)	—	(247)	97	101
Transmission equipment	(4,002)	11 – 14	(297)	(15)	21	(4,293)	1,089	1,281
Switching equipment	(3,240)	11 – 15	(203)	(4)	—	(3,447)	795	845
Power equipment	(406)	10 – 11	(30)	(3)	2	(437)	116	138
External wiring	(4,163)	6	(222)	—	—	(4,385)	1,655	1,808
Telephony equipment and instruments	(795)	11 – 18	(34)	(10)	6	(833)	87	102
Wireless handsets lent to customers at no cost	(344)	50	(4)	(12)	—	(360)	4	3
Vehicles	(99)	20	(6)	(1)	12	(94)	36	28
Furniture	(91)	10	(5)	(1)	—	(97)	16	19
Installations	(263)	8 – 25	(7)	(2)	—	(272)	55	57
Improvements in third parties buildings	(8)	3	(1)	—	—	(9)	19	20
Computer equipment	(2,297)	18 – 22	(147)	(15)	5	(2,454)	296	349
Work in progress	—	—	—	—	—	—	375	222

Subtotal	(16,671)		(1,016)	(65)	46	(17,706)	5,478	5,855
Asset retirement obligations	(11)	16 – 21	(2)	—	—	(13)	9	10
Materials	—		—	—	—	—	171	94

Total as of September 30, 2006	(16,682)		(a)(1,018)	(65)	46	(17,719)	5,658	5,959

Total as of September 30, 2005	(15,345)		(a)(1,100)	(14)	(c) 128	(16,331)	6,115

(a)	Includes $(78) and $(88), respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.
(b)	Includes $(5) corresponding to the net carrying value of fixed assets held for sale, included in Other assets, net.
(c)	Includes (12) corresponding to the reversal of capitalized foreign currency exchange differences, net of depreciation, included in Gain on debt restructuring and $(34) corresponding to the net carrying value of certain assets held for sale, included in Other assets.

46

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(b) Intangible assets, net

Principal account	Original value
	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the End of the period
Software obtained or developed for internal use	433	—	5	—	438
Debt issue costs	99	(c) 20	3	(d) (69)	53
PCS license	662	—	—	—	662
Band B license (Paraguay)	136	—	32	—	168
Rights of use	88	21	—	—	109
Exclusivity agreements	98	—	—	(36)	62
Trademarks	8	—	—	—	8

Total as of September 30, 2006	1,524	41	40	(105)	1,500

Total as of September 30, 2005	1,472	—	11	—	1,483

Principal account	Amortization					Net carrying	Net carrying
	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period	value as of September 30, 2006	value as of December 31, 2005
Software obtained or developed for internal use	(397)	(14)	(4)	—	(415)	23	36
Debt issue costs	(83)	(6)	(3)	(d) 69	(23)	30	16
PCS license	(71)	(1)	(1)	—	(73)	589	591
Band B license (Paraguay)	(113)	(14)	(26)	—	(153)	15	23
Rights of use	(27)	(6)	—	—	(33)	76	61
Exclusivity agreements	(64)	(2)	—	36	(30)	32	34
Trademarks	(5)	—	—	—	(5)	3	3

Total as of September 30, 2006	(760)	(a) (43)	(34)	105	(732)	768	764

Total as of September 30, 2005	(699)	(b) (37)	(9)	—	(745)	738

a)	An amount of $(35) is included in cost of services, $(2) in selling expenses and $(6) in financial results, net.
b)	An amount of $(29) is included in cost of services, $(5) in selling expenses, $(1) in financial results, net and $(2) in Gain on debt restructuring.
c)	Corresponds to the consent fees and other related fees that were paid by the Company to the noteholders that voted the amendments to the Trust Agreement on the Noteholders’ Meeting held on March 27, 2006.
d)	As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, the related expenses of Telecom Argentina were fully amortized as of August 31, 2005.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of September 30, 2006	Cost value as of September 30, 2006	Book value as of September 30, 2006	Book value as of December 31, 2005
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			—	—	—	12
Discount Peso Bond			—	—	—	15
Discount US$ Bond			—	—	—	13

Total government bonds			—	—	—	40

Mutual funds
Super Ahorro $ Clase B	$0.25	235,595,135	58	58	58	—
ROBLE$			—	—	—	5

Total mutual funds			58	58	58	5

Total current investments			58	58	58	45

47

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(d) Current investments

	Cost as of September 30, 2006	Book value as of
		September 30, 2006	December 31, 2005
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$578	$578	$319
In Argentine pesos	231	231	240

Total current investments	$809	$809	$559

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of September 30, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	101	51	—	(42)	110
Allowance for obsolescence of inventories	9	4	—	(2)	11
Allowance for doubtful accounts and other assets	7	9	2	(2)	16

Total deducted from current assets	117	64	2	(46)	137

Deducted from non-current assets
Valuation allowance of net deferred tax assets (c)	280	—	—	(71)	209
Allowance for doubtful accounts and other assets	20	2	(2)	—	20
Allowance for obsolescence of materials	—	23	—	—	23

Total deducted from non-current assets	300	25	(2)	(d) (71)	252

Total deducted from assets	417	(a) 89	—	(117)	389

Included under current liabilities
Provision for contingencies	110	57	86	(125)	128

Total included under current liabilities	110	57	86	(125)	128

Included under non-current liabilities
Provision for contingencies	247	71	(86)	—	232

Total included under non-current liabilities	247	71	(86)	—	232

Total included under liabilities	357	(b) 128	—	(125)	360

(a)	Includes $51 in selling expenses and $38 in other expenses, net.
(b)	Includes $57 in selling expenses and $71 in other expenses, net.
(c)	As of September 30, 2006 and December 31, 2005 this allowance is included in Taxes payable non-current.
(d)	Included in income tax.

Items	Opening balances	Additions	Reclassifications	Deductions	As of September 30, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104	18	—	(19)	103
Allowance for obsolescence of inventories	3	—	—	(2)	1
Impairment loss on the Argentina 2004 bond	56	—	—	(56)	—

Total deducted from current assets	163	18	—	(77)	104

Deducted from non-current assets
Valuation allowance of net deferred tax assets	695	—	—	(487)	208
Allowance for doubtful accounts	6	15	—	—	21

Total deducted from non-current assets	701	15	—	(d) (487)	229

Total deducted from assets	864	(e) 33	—	(564)	333

Included under current liabilities
Provision for contingencies	30	49	28	(32)	75

Total included under current liabilities	30	49	28	(32)	75

Included under non-current liabilities
Provision for contingencies	214	63	(28)	—	249

Total included under non-current liabilities	214	63	(28)	—	249

Total included under liabilities	244	(f) 112	—	(32)	324

(e)	Includes $18 in selling expenses and $15 in other expenses, net.
(f)	Includes $49 in selling expenses and $63 in other expenses, net.

48

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(f) Cost of services

	Nine-month periods ended September 30,
	2006	2005
Inventory balance at the beginning of the year	$113	$82
Plus:
Purchases	739	475
Holding results on inventories	(3)	(13)
Wireless handsets lent to customers at no cost (a)	(3)	(2)
Replacements	(3)	(2)
Foreign currency translation adjustments in inventory	1	—
Cost of services (Note 16.h)	2,522	2,276
Less:
Inventory balance at period end	(189)	(149)

COST OF SERVICES	$3,177	$2,667

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Nine-month periods ended September 30,
	2006	2005
Services
Net sales	$4,888	$3,838
Cost of sales	(2,522)	(2,276)

Gross profit from services	$2,366	$1,562

Handsets
Net sales	$374	$219
Cost of sales	(655)	(391)

Gross loss from handsets	$(281)	$(172)

TOTAL GROSS PROFIT	$2,085	$1,390

49

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(g) Foreign currency assets and liabilities

Items	As of September 30, 2006				As of December 31, 2005
	Amount of foreign		Current	Amount in
	currency (i)		exchange rate	local currency	Amount in local currency
Current assets
Cash and banks
Cash	G	3,690	0.00057	$2	$3
Bank accounts	US$	2	3.10400	5	7
	G	4,226	0.00057	2	1
	¥		—	—	12
Investments
Time deposits	US$	186	3.10400	575	244
	EURO	—	—	—	73
	G	5,266	0.00057	3	2
Government bonds	US$	—	—	—	13
Accounts receivable
	US$	9	3.10400	27	35
	EURO	1	3.93710	4	—
	G	40,789	0.00057	24	26
Related parties	US$	1	3.10400	4	4
Other receivables
Prepaid expenses	US$	2	3.10400	6	—
	G	5,408	0.00057	3	—
Tax credits	G	—	—	—	2
Others	G	3,545	0.00057	2	1
Non-current assets
Other receivables
Derivatives	US$	14	3.10400	44	—

Total assets				$701	$423

Current liabilities
Accounts payable
Suppliers	US$	117	3.10400	$364	$111
	G	12,224	0.00057	7	6
	EURO	4	3.93710	15	10
Deferred revenues	G	13,847	0.00057	8	5
Related parties	US$	6	3.10400	22	—
	EURO	3	3.93710	10	5
Debt
Notes – Principal	US$	144	3.10400	448	521
	EURO	67	3.93710	263	168
		¥1,541	0.02631	40	28
Banks loans and others – Principal	US$	38	3.10400	117	9
Accrued interest	US$	26	3.10400	81	37
	EURO	9	3.93710	36	17
		¥85	0.02631	2	1
Derivatives	US$	9	3.10400	26	46
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,988	0.00057	2	1
Taxes payable
Income tax	G	3,069	0.00057	2	8
VAT	G	1,010	0.00057	1	1
Other liabilities
Deferred revenue on sale of capacity	US$	1	3.10400	2	2
Other	G	—	—	—	1
Non-current liabilities
Debt
Notes – Principal	US$	549	3.10400	1,705	2,060
	EURO	344	3.93710	1,353	1,448
		¥7,934	0.02631	209	240
Banks loans and others – Principal	US$	59	3.10400	184	299
Gain on discounting of debt	US$	(9)	3.10400	(27)	(38)
	EURO	(35)	3.93710	(140)	(193)
		¥(1,175)	0.02631	(31)	(46)
Derivatives	US$	—	—	—	31
Taxes payable
Deferred tax liabilities	G	2,291	0.00057	1	2
Other liabilities
Deferred revenue on sale of capacity	US$	10	3.10400	31	32

Total liabilities				$4,731	$4,812

(i)	US$ = United States dollars; G= Guaraníes; ¥ = Japanese Yen.

50

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(h) Expenses

	Expenses			Fixed assets -	Nine-month period ended
	Cost of services	General and administrative	Selling	Work in progress	September 30, 2006
Salaries and social security	$280	$106	$226	$7	$619
Depreciation of fixed assets	898	30	90	—	1,018
Amortization of intangible assets	35	—	2	—	37
Taxes	149	1	27	—	177
Turnover tax	203	—	—	—	203
Maintenance, materials and supplies.	187	12	48	—	247
Transportation and freight	10	4	29	—	43
Insurance	2	3	4	—	9
Energy, water and others	32	4	8	—	44
Bad debt expense	—	—	51	—	51
Interconnection costs	119	—	—	—	119
Cost of international outbound calls	77	—	—	—	77
Lease of circuits	40	—	—	—	40
Rental expense	45	2	9	—	56
Fees for services	33	42	97	—	172
Advertising	—	—	149	—	149
Agent commissions and distribution of prepaid cards commissions	—	—	365	—	365
Other commissions	—	1	83	—	84
Roaming	73	—	—	—	73
Charges for TLRD	306	—	—	—	306
Others	33	3	15	—	51

Total	$2,522	$208	$1,203	$7	$3,940

	Expenses			Nine-month period ended
	Cost of services	General and administrative	Selling	September 30, 2005
Salaries and social security	$237	$89	$178	$504
Depreciation of fixed assets	968	28	104	1,100
Amortization of intangible assets	29	—	5	34
Taxes	99	2	24	125
Turnover tax	155	—	—	155
Maintenance, materials and supplies	170	10	35	215
Transportation and freight	9	4	20	33
Insurance	4	1	4	9
Energy, water and others	29	3	5	37
Bad debt expense	—	—	18	18
Interconnection costs	107	—	—	107
Cost of international outbound calls	72	—	—	72
Lease of circuits	34	—	—	34
Rental expense	34	2	7	43
Fees for services	27	31	50	108
Advertising	—	—	97	97
Agent commissions and distribution of prepaid cards commissions	—	—	255	255
Other commissions			57	57
Roaming	88	—	—	88
Charges for TLRD	184	—	—	184
Others	30	2	13	45

Total	$2,276	$172	$872	$3,320

51

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15.	Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable	Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	186		—	—	—		—	—	—

Not due
Fourth quarter 2006	867	516		73	1,185	505		58	189	22
First quarter 2007	—	10		6	—	5		19	—	2
Second quarter 2007	—	2		14	1	628		13	22	4
Third quarter 2007	—	1		6	1	5		28	2	2
October 2007 thru September 2008	—	—		39	—	883		8	—	7
October 2008 thru September 2009	—	—		312	—	1,196		7	—	6
October 2009 and thereafter	—	—		4	—	1,486		15	—	67
Not date due established	2	—		—	—	(198)		—	48	—

Total not due	869	529		454	1,187	4,510		148	261	110

Total as of September 30, 2006	869	715		454	(a) 1,187	4,510		148	261	110

Balances bearing interest	867	199		—	—	4,510		—	—	21
Balances not bearing interest	2	516		454	1,187	—		148	261	89

Total	869	715		454	1,187	4,510		148	261	110

Average annual interest rate (%)	6.97	(b	)	—	—	(c	)	—	—	6.00

(a)	Payables in kind amounted to $1.
(b)	$144 bear 50% over the Banco Nación Argentina notes payable discount rate and $55 bear 23.80%.
(c)	See Note 8.

Oscar Cristianci
President

52

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of September 30, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine month periods ended September 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Nortel’s consolidated financial statements for the years ended December 31, 2005 and 2004 on which we issued our report dated March 9, 2006 (with qualification related to a departure from generally accepted accounting principles because the Company has discontinued the restatement of the consolidated financial statements in constant currency from March 1, 2003 through September 30, 2003 (see Note 3.c), qualification that is only related to the financial statements as of December 31, 2004), we report that:

a)	the consolidated financial statements of Nortel as of September 30, 2006 and 2005, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheets, derives from Nortel’s consolidated financial statements for the year ended December 31, 2005.

4.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Nortel at September 30, 2006 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Summary of Activity on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2006, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $ 8.970,57, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 9, 2006.

PRICE WATERHOUSE & CO. S.R.L.

By	(Partner)
Juan C. Grassi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY OF ACTIVITY ON THE UNCONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2006

(In millions of Argentine pesos or as expressly indicated)

1.	The Company

•	The Company’s Shareholders’ meeting decisions

The Annual Ordinary Shareholders’ Meeting held on April 27, 2006 and the Special Meeting of Preferred Shares “A” and Preferred Shares “B” Shareholders held on April 27, 2006 approved, among other issues:

•	Fiscal year 2005, Annual Report and Financial Statements.

•	The Board of Director’s proposal that all of the negative retained earnings as of December 31, 2005 be carried forward.

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee (for the 18th fiscal year).

•	The auditing Committee’s budget for Fiscal Year 2006.

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

•	The Company’s results

The Company reached net gain of $86 for the nine-month period ended September 30, 2006 (“9M06”). This gain was mainly generated by equity income from related companies.

2.	The Telecom Group

The Telecom Group reached a consolidated net income of $164 for 9M06.

During 9M06, consolidated net revenues increased 30% to $5,262 million (+$1,205 million vs. nine-month period ended September 30, 2005 or “9M05”), fueled by the expansion of the cellular and broadband businesses, together with a moderate growth of the fixed telephony business.

The evolution of the consolidated net revenues for the different activities was as follows:

Fixed telephony (Voice, data and Internet)

Fueled mainly by the increase in broadband penetration and an increase of lines in service, Revenues generated by the Fixed telephony business (voice, data transmission and Internet services) amounted to $2,249 million, +6% vs. 9M05.

➢	Voice

Following an increase of 4% in the lines in service, monthly charges increased by $32 million or 6% in 9M06, reaching $533 million, even though no increase has been applied to regulated tariffs.

Local measured service and domestic long distance revenues marginally decreased when compared to 9M05 to $379 million (-2%) and $336 million (+1%) respectively, while overall traffic volume in minutes remained basically stable.

In addition, revenues generated by international telephony reached $173 million ($6 million or 4% higher than 9M05) due to an increase in traffic partially offset by marginally lower prices.

Interconnection revenues increased by $44 million (+24%), reaching $225 million, driven by mobile traffic transported and/or terminated in Telecom’s fixed line network.

➢	Data transmission and Internet

Revenues generated by data transmission and Internet amounted to $411 million, increasing by $69 million, or 20% vs. 9M05. The impressive performance of broadband connections has been the most dynamic component of this item.

As of the end of 9M06, Telecom’s ADSL subscribers amounted to 375,000 (+187,000 or +99% vs. 9M05). Lines with ADSL connections equaled to more than 9% of Telecom’s lines in service. Regarding ISP services, Arnet subscribers totaled 400,000 (+54% or +141,000 subscribers), as a consequence of the increase of 175,000 broadband subscribers (+136%) and the decrease of 34,000 dial-up subscribers (-26%).

This expansion is a consequence of Telecom’s strategy that includes the launch of quality products at accessible prices. Another innovation is the new portfolio of data transmission that permits SME’s to access services that up to now were only available for large companies.

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Cellular Telephony

As of September 30, 2006, total subscriber base of Personal in Argentina totaled approximately 7.7 million; 2.4 million customers more than those registered as of September 30, 2005 (+45%). It is important to highlight that the postpaid customer base increased by 54%, while the prepaid increased by 40% vs. 9M05.

As of September 30, 2006, approximately 65% of the overall subscriber base was prepaid and 35% was postpaid customers. Subscribers with GSM technology represented 85% of the overall subscriber base.

Total traffic measured in minutes increased by 37% vs. 9M05. Furthermore, SMS traffic (outgoing messages) increased from an average of 207 million per month during 9M05 to an average of 508 million per month during 9M06 (+145%). Moreover, value-added services continued to gain participation in the overall average monthly revenue per user in Argentina (“ARPU”).

In this context, Personal’s revenues in Argentina reached $2,748 million, increasing $985 million (+56%) when compared to the same period of last year. This positive evolution is the consequence of the combination of a larger subscriber base and a higher ARPU, which increased to $39 or +11% vs. 9M05. In addition, higher handset sales positively contributed to the overall revenue increase.

In a highly competitive and dynamic market environment, Personal continued to develop its commercial approach focused on growth in economic value, by implementing activities to strengthen its brand positioning, with a strategic focus on service quality, and to strengthen distribution channels throughout the country.

In regards the product portfolio, Personal upgraded its Blackberry platform, introduced new content offerings (realtones, ringtones, speechtones), and launched a set of tailor-made plans designed for the younger market (such as “Personal Manía”). Finally, Personal launched Mobile Banking services.

Nucleo, Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to $245 million (+58% when compared to 9M05).

Subscriber base as of September 30, 2006 reached approximately 949.000 (+61% vs. 9M05), with an ARPU increase of 7%, reaching the equivalent of US$10. Prepaid and Postpaid customers represented 86% and 14%, respectively. GSM subscribers already represented 67% of the overall subscriber base.

Directories publishing

Publicom sales amounted to $20 million in 9M06 (+$3 million or 18% vs. 9M05), due to the positive evolution of the sales campaigns for advertisement space in directories.

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for 9M06 increased by $877, or 24%, to $4,588.

•	Investments

The total amount of $755 million invested in fixed assets and intangibles during 9M06 were allocated to the cellular business ($390 million) and the fixed telephony, data and internet business ($365 million).

The Telecom Group continues to implement an important investment plan aiming to develop of a new generation of services based on the transformation of its networks.

This technological evolution will have a great effect on the services available for each type of client. Residential subscribers will enjoy a broad portfolio of value-added services, permanent connectivity, entertainment and mobility to meet their demand for communications. Business clients will have more flexible tools that will help to improve efficiency and productivity.

Some of the new facilities that the Telecom Group will offer to its corporate and residential clients shortly are: Fiber Optic closer to the home, super broadband (20 MB) for internet, data, images & sound in the same access, IP telephony, Satellite & Wi Max internet for remote locations, e-government solutions (such as “digital signature” and remote administrative proceedings) and public security solutions (911).

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Other matters

Conversion of Class “C” to Class “B” shares of Telecom Argentina

In accordance to the approvals at the Shareholders’ Meeting in April 2006, and to that authorized by the Bolsa de Comercio de Buenos Aires and Comisión Nacional de Valores, a new conversion of Class “C” shares into Class “B” shares was implemented. After this conversion, the capital stock is composed as follows:

Class “A” Shares	502,034,299	51.00%
Class “B” Shares	440,631,683	44.76%
Class “C” Shares	41,714,996	4.24%

Total	984,380,978	100.00%

3.	Summary comparative consolidated balance sheets

	As of September 30,
	2006	2005	2004	2003	2002
Current assets	1,905	1,493	4,427	2,602	2,306
Non current assets	6,779	7,138	8,100	9,381	11,452

Total assets	8,684	8,631	12,527	11,983	13,758

Current liabilities	2,819	1,503	11,471	9,996	12,501
Non current liabilities	3,757	4,931	321	343	144

Total liabilities	6,576	6,434	11,792	10,339	12,645

Minority interest	987	1,011	347	758	508
Shareholders’ equity	1,121	1,186	388	886	605

Total liabilities, minority interest and Shareholders’ equity	8,684	8,631	12,527	11,983	13,758

4.	Summary comparative consolidated statements of operations

	Nine-month periods ended September 30,
	2006	2005	2004	2003	2002
Net sales	5,262	4,057	3,211	2,711	3,151
Operating costs	(4,588)	(3,711)	(3,004)	(2,689)	(3,296)

Operating income (loss)	674	346	207	22	(145)
Equity gain (loss) from related companies	6	7	(1)	2	(18)
Amortization of goodwill	—	—	—	—	(10)
Financial results, net	(412)	91	(622)	528	(5,861)
Other expenses, net	(130)	(109)	(69)	(138)	(115)
Gain (loss) on debt restructuring	—	1,424	—	375	—

Net income (loss) before income tax and minority interest	138	1,759	(485)	789	(6,149)
Income tax benefit (expense), net	38	(134)	(9)	—	1,990
Minority interest	(90)	(739)	224	(365)	1,893

Net income (loss)	86	886	(270)	424	(2,266)

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5.	Statistical data (in physical units)

❖ Fixed telephone service

September 30,	2006		2005		2004		2003		2002
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,867,089	4,370	3,825,809	4,214	3,800,672	(738)	3,800,604	304	3,802,400	6
Lines in service (a)	4,056,291	59,372	3,906,212	52,651	3,749,964	49,342	3,622,749	44,192	3,610,130	(22,129)
Customers lines	3,716,168	53,016	3,582,437	48,418	3,453,026	43,765	3,327,514	42,444	3,310,342	(20,921)
Public phones installed	82,242	(66)	83,951	189	83,286	1,875	79,446	86	79,497	(182)
Lines in service per 100 inhabitants (b)	21.2	0.3	20.6	0.2	19.9	0.2	19.4	0.2	19.6	(0.1)
Lines in service per employee	357	5	345	5	328	5	342	10	326	(1)

(a)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)	Corresponding to the northern region of Argentina.

❖ Cellular telephone service

Personal

September 30,	2006		2005		2004		2003		2002
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,670,300	178,600	1,729,000	240,000	807,000	145,000	429,000	13,000	510,000	(60,000)
Prepaid subscribers	5,005,000	623,100	3,579,000	255,000	2,568,000	129,000	1,996,000	158,000	1,642,000	96,000

Total subscribers	7,675,300	801,700	5,308,000	495,000	3,375,000	274,000	2,425,000	171,000	2,152,000	36,000

Nucleo

September 30,	2006		2005		2004		2003		2002
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	134,000	7,000	112,000	5,000	92,000	4,000	75,000	1,000	76,000	(2,000)
Prepaid subscribers	815,000	151,000	479,000	19,000	366,000	(23,000)	444,000	2,000	469,000	2,000

Total subscribers	949,000	158,000	591,000	24,000	458,000	(19,000)	519,000	3,000	545,000	—

❖ Internet

September 30,	2006		2005		2004		2003		2002
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Dial Up subscribers	101,500	(8,600)	130,000	(9,000)	150,000	(1,000)	149,000	2,000	143,000	(10,000)
ADSL subscribers	374,700	75,000	188,000	26,000	113,000	18,000	63,000	8,000	39,000	3,000

Total subscribers	476,200	66,400	318,000	17,000	263,000	17,000	212,000	10,000	182,000	(7,000)

6.	Consolidated ratios

September 30,	2006	2005	2004	2003	2002
Liquidity (1)	0.67	0.99	0.39	0.26	0.18
Solvency (2)	0.32	0.34	0.06	0.16	0.09
Locked up capital (3)	0.78	0.83	0.65	0.78	0.83

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest /Total liabilities.
(3)	Non current assets/Total assets.

7.	Outlook

From the macroeconomic point of view, during 9M06, Argentina’s economy showed that the expanding phases of previous periods still continue. The indicators of consumption, production and on economic activity in general, again showed important increases. The telecommunications industry will face another year of open expansion due to the economic context. However, this economic growth is taking place in an inflation context. For some quarters now, inflation evolution has been of main concern, not only for the national authorities but also for the private sector and the public in general. Price indicators continued to show increases higher than those shown in previous quarters, with a certain downward turning. Economic and monetary authorities think this fact is of main concern, and have taken specific action (such as specific agreements) to counterbalance this effect and achieve a deceleration in price evolution. On the other hand, the National Government continues to show high levels of fiscal and commercial surplus, mainly due to a growth in tax collection and to an adequate expenditure. It should be noted that the latter has shown an increase due to the fact that both the passive and the public sector were granted wage increases.

With respect to the operations of the Telecom Group, the fixed-line business continued to register revenue increases, mainly due to a moderate increase in the number

IV

of lines in service and higher levels of traffic and ADSL connections, but the incremental costs caused by inflation still affect the margin of the business. However, Telecom Argentina continues with a higher level of operating profit.

The cellular business continued with the sustained growth of the customer base and the levels of traffic, although the market environment is highly competitive. This implied a substantial growth in sales and an increase in commercial costs, mainly vendor commissions and handset subsidies. This permitted to capture a higher number of customers, but affected the margin of the business. However, this business showed during 9M06 high levels of growth in the operating income.

With respect to the financial debt, and due to the completion of the restructuring process and the effective generation of funds, Telecom has reduced its financial debt significantly. This fact allowed Telecom Argentina to achieve the coverage and leverage ratios generally accepted in this region and this industry.

The Company is still implementing strategies in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow to address the increasing demand of the telecommunications market. The Telecom Group continues undertaking important investment projects in areas and services that have the potential to contribute a substantial increase in the generation of operating cash flow and an improvement in the levels of profitability of the Telecom Group, such as the cellular and Internet businesses.

Oscar Cristianci
President

V

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 2, 2007	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager